14, bd du Général Leclerc
F 92572 Neuilly-sur-Seine Cedex
Téléphone : 01 41 43 14 00
Télécopie : 01 41 43 14 46

02034607

Béghin Say

UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549 - USA

SECRÉTARIAT GÉNÉRAL

File n: 82-5209

Direct line 01.41.43.10.21
Fax 01.41.43.11.55
O Ref. CCS/SD/2002-04-30-01
E-mail : cchalon@fr.beghin-say.com

SEC MAIL PROCESSING SECTION RECEIVED JUN 03 2002 WASH., D.C. 154

SUPPL

May 13th 2002

Re: Disclosure Materials provided by Béghin-Say pursuant to Application for exemption under Rule 12g3-2(b).

PROCESSED
JUN 19 2002
THOMSON FINANCIAL

Ladies and Gentlemen:

Please find attached disclosure materials for Béghin-Say. Béghin-Say is providing these documents to you pursuant to its obligations under Rule 12g3-2(b) (1)(i):

- Press release,
- Publication of the turn-over as of March 31, 2002 in the "Bulletin des Annnonces Légales Obligatoires"
- Publication of the accounts as of December 31, 2001 in the "Bulletin des Annonces Légales Obligatoires",
- Quaterly newsletter March 31, 2002.

Please do not hesitate to contact the undersigned should you have any questions regarding the enclosed materials.

Very truly yours.

Catherine CHALON-SZYMANEK
General Secretary

Béghin Say

PRESS RELEASE

Results for the Three Months Ended March 31, 2002

Paris, May 7, 2002 — The Board of Directors of Béghin-Say met on May 7, 2002 under the chairmanship of Jérôme de Pelleport to review the consolidated financial statements for the three months ended March 31, 2002.

The quarterly consolidated financial statements have been prepared using the same accounting principles and valuation methods as those used for the annual financial statements. Following the demerger of the Eridania Béghin-Say group, pro forma financial statements have been prepared for the three months ended March 31, 2001 in order to permit meaningful comparisons. The Group's statutory auditors have not performed a limited review of the pro forma financial statements for the three months ended March 31, 2001 or the published financial statements for the three months ended March 31, 2002.

Key figures (in EUR millions)	March 31, 2001*	**March 31, 2002**	**% change**
Sales	431.6	**444.7**	+ 3.0
Operating income	29.9	**33.5**	+ 12.0
Pre-tax income from continuing operations	16.4	**22.4**	+36.6
Net income (Group share)	7.8	**14.3**	+83.3
Shareholders' equity including minority interests	547.8	**643.6**	
Net indebtedness	1,210.0	**1 218.0**	
Net debt-to-equity ratio	2.21	**1.89**	

By business segment (in EUR millions)	Sales			Operating income		
	March 31, 2001*	**March 31, 2002**	**% change**	March 31, 2001*	**March 31, 2002**	**% change**
Sugar and Alcohol France	269.5	**251.3**	-6.8	28.3	**27.6**	-2.5
Sugar and Alcohol Italy	146.6	**139.5**	-4.8	0.3	**-3.8**	n.m.
Sugar Hungary	14.9	**22.2**	+48.9	1.0	**1.9**	+90.0
Sugar and Alcohol Brazil	-	**31.5**	-	-	**8.0**	-
Other	0.6	**0.2**	-	0.3	**-0.2**	n.m.
Total	431.6	**444.7**	**+3.0**	29.9	**33.5**	**+12.0**

* *Pro forma figures*

The inclusion of Brazilian subsidiary Açucar Guarani in the scope of consolidation added EUR 31.5 million to sales and EUR 8.0 million to operating income compared with the prior-year period.

- **Sales** increased 3.0% to EUR 444.7 million. At constant exchange rates and scope of consolidation, sales were down 4.2% from March 31, 2001, mainly due to temporarily lower sales in France and Italy, which were partly offset by higher sales in Hungary.

- **Operating income** rose by 12.0% to EUR 33.5 million from EUR 29.9 million in the first three months of 2001. At constant exchange rates and scope of consolidation, operating income contracted 11.8% for the same reasons as sales. In addition, higher costs adversely impacted results in Italy.

- **Pre-tax income from continuing operations** increased 36.6%.

- **Net income (Group share)** grew 83.3% to EUR 14.3 million from the March 31, 2001 pro forma figure. This increase reflected higher operating income, lower net interest expense (EUR 11.1 million, versus EUR 13.5 million at March 31, 2001) and a reduced net non-recurring expense of EUR 1.5 million (compared with EUR 3.0 million in the prior-year period). The impact of these items was partly offset by higher corporate income tax.

- The **net debt-to-equity ratio** at March 31, 2002 was 1.89, compared with 2.21 at March 31, 2001. The sale of the Group's Italian assets, which was finalised on April 10, 2002, after the first-quarter financial statements were closed, reduced consolidated net indebtedness (which stood at EUR 1,218.0 million at March 31, 2002) by approximately EUR 410 million. This produced a significant decrease in the consolidated net debt-to-equity ratio.

Outlook for 2002

The outlook for 2002 is determined in part by the 2001/2002 campaigns, with satisfactory production in Hungary and Brazil (which is now contributing to results on a full-year basis) expected to offset the less positive situation in France. However, an abundant world harvest could bring down world sugar prices and, as a result, erode margins, even though in France the volumes concerned are limited by last year's lower production. The 2002 results will also depend on future campaigns, fluctuations in world sugar prices, and prices at the end of the year, which determine the balance sheet value of non-quota sugar inventories. Without predicting how these factors will impact results, the Group is nonetheless confident in its ability to improve return on capital employed in 2002 in light of the changes to its scope of consolidation.

Additional information is provided in the quarterly newsletter, which includes the unaudited consolidated financial statements for the period. The quarterly newsletter is available on request from the Group's Financial Communication Department, 14 boulevard du Général Leclerc, 92572 Neuilly-sur-Seine Cedex, France. The quarterly newsletter and this press release will be posted on the Béghin-Say website on May 8, 2002.

http://www.beghin-say.com

Financial calendar
2002 interim sales: August 7, 2002
2002 first-half results: September 9, 2002

Hors bilan	31/03/02
Engagements de garantie :	
Engagements reçus d'établissements de crédit	160 980
Engagements sur titres :	
Titres vendus avec faculté de rachat ou de reprise	0
Autres engagements reçus	6 750

18087

BEGHIN-SAY

Société anonyme au capital social de 25 668 609 €.
Siège social : 59239 Thumeries.
414 713 628 R.C.S. Lille.

Chiffre d'affaires consolidé au 31 mars.
(En millions d'euros.)

	2002	2001	Variation
Sucre et alcool France :			
Premier trimestre	251,3	269,5	- 6,8 %
Sucre et alcool Hongrie :			
Premier trimestre	22,2	14,9	49,0 %
Sucre et alcool Italie :			
Premier trimestre	139,5	147,2	- 5,2 %
Sucre et alcool Brésil :			
Premier trimestre	31,5		
Divers :			
Premier trimestre	0,2		
Total Beghin-say :			
Premier trimestre	444,7	431,6	3,0 %

A périmètre et taux de change constant, la baisse enregistrée est de 4,2 %.

18140

BRICORAMA S.A.

Société anonyme au capital de 27 464 650 €.
Siège social : 21, avenue du Maréchal de Lattre-de-Tassigny, 94726 Fontenay-sous-Bois Cedex.
957 504 608 R.C.S. Créteil.

Documents comptables annuels.

A. — Comptes consolidés.

I. — Compte de résultat consolidé.
(En milliers d'euros.)

	Notes	1999	2000	2001
Ventes de marchandises		435 970,6	454 749,9	505 897,3
Coût d'achat des marchandises vendues	2	285 151,3	296 064,7	326 756,0
Marge commerciale		150 819,3	158 685,2	179 141,3
Charges de personnel		63 261,9	67 476,7	79 912,7
Amortissements et provisions	3	- 8 717,5	- 8 461,4	- 6 714,6
Autres produits et charges d'exploitation	4	- 57 024,6	- 60 571,0	- 67 372,5
Résultat d'exploitation		21 815,0	22 176,1	25 141,5
Résultat financier	5	1 656,6	1 925,1	- 236,7
Résultat courant avant impôt		23 471,9	24 101,2	24 904,8
Résultat exceptionnel	6	- 2 057,0	- 3 223,8	937,4
Impôt sur les bénéfices	7	- 7 701,6	- 5 686,2	- 8 575,9
Résultat net des sociétés intégrées		13 713,3	15 191,2	17 266,3
Amortissement des écarts d'acquisition		- 665,1	- 771,7	- 763,0
Résultat de l'exercice		13 048,2	14 419,5	16 503,3
Résultat net par action (en euros)		2,37	2,63	3,00
Nombre d'actions retenues pour le calcul		5 490 930	5 492 930	5 494 180

II. — Bilan consolidé au 31 décembre.
(En milliers d'euros.)

Actif	Notes	1999	2000	2001
Immobilisations incorporelles	8	63 934,2	61 083,3	97 249,0
Immobilisations corporelles	9 et 11	23 884,5	23 522,3	35 591,2
Immobilisations financières	10	2 561,6	2 752,3	3 248,0
Actif immobilisé		90 380,3	87 357,9	136 088,2
Stocks	12	121 636,3	131 892,9	157 915,7
Créances d'exploitation	13	28 632,2	36 347,5	42 403,5
Créances hors exploitation	13	3 056,4	2 689,0	16 228,5
Trésorerie	14	22 832,7	9 716,6	31 283,2
Actif circulant		176 157,7	180 646,0	247 830,9
Total actif		266 538,0	268 003,9	383 919,1

Passif	Notes	1999	2000	2001
Capitaux propres		84 296,5	96 945,2	111 490,0
Provisions pour risques et charges	15	10 246,4	7 439,2	10 165,4
Emprunts	16 et 17	48 590,8	38 450,1	80 582,3
Dettes d'exploitation	18	114 422,9	114 750,8	167 288,0
Dettes hors exploitation	18	8 981,2	10 418,7	14 393,4
Dettes		171 995	163 619,6	262 263,7
Total passif		266 537,9	268 004,0	383 919,1

III. — Variations des capitaux propres consolidés.
(En milliers d'euros.)

2001	Nombre d'actions	Capital Bricorama	Primes d'émission	Réserves consolidées	Capitaux propres
Au 1er janvier 2001	5 492 930	28 471,30	8 161,3	60 302,5	96 945,20
Résultat de l'exercice				16 503,3	16 503,3
Souscription options	1 250	6,2	27,8		34
Dividendes versés				- 1 992,2	- 1 992,2
Capital conversion €		- 1 006,5		1 006,5	
Au 31 décembre 2001	5 494 180	27 470,0	8 189,1	75 820,1	111 490,0

2000	Nombre d'actions	Capital Bricorama	Primes d'émission	Réserves consolidées	Capitaux propres
Au 1er janvier 2000	5 490 930	28 460,8	8 116	47 719,4	84 296,5
Résultat de l'exercice				14 419,5	14 419,5
Souscription options	2 000	10,37	45,28		55,6
Dividendes versés				- 1 836,4	- 1 836,4
Au 31 décembre 2000	5 492 930	28 471,3	8 161,3	60 302,5	96 945,2

1999	Nombre d'actions	Capital Bricorama	Primes d'émission	Réserves consolidées	Capitaux propres
Au 1er janvier 1999	5 490 930	28 460,8	8 116	36 345,2	72 922,3
Résultat de l'exercice				13 048,4	13 048,4
Souscription options					
Dividendes versés				- 1 674,2	- 1 674,2
Au 31 décembre 1999	5 490 930	28 460,8	8 116	47 719,4	84 296,5

IV. — Trésorerie consolidée.
(En milliers d'euros.)

	1999	2000	2001
Endettement au 1er janvier	- 29 762,3	- 25 758,1	- 28 733,4
Remboursement emprunts	7 331,1	11 772,3	25 327,6
Nouveaux emprunts	- 11 830,5	- 1 631,5	- 67 459,7
Variations disponibilités	8 503,6	- 13 116,1	21 566,4
Endettement net au 31 décembre	- 25 758,1	- 28 733,4	- 49 299,1
Résultat net	13 048,4	14 419,7	16 503,3

Un audit consiste à examiner, par sondages, les éléments probants justifiant les données contenues dans ces comptes. Il consiste également à apprécier les principes comptables suivis et les estimations significatives retenues pour l'arrêté des comptes et à apprécier leur présentation d'ensemble.

Nous estimons que nos contrôles fournissent une base raisonnable à l'opinion exprimée ci-après.

Nous estimons que les comptes annuels, établis conformément aux règles et principes comptables applicables en France, sont réguliers et sincères et donnent une image fidèle du résultat des opérations de l'exercice écoulé ainsi que de la situation financière et du patrimoine de la société à la fin de cet exercice.

Sans remettre en cause l'opinion exprimée ci-dessus, nous attirons votre attention sur la note « 1. – Principes comptables » relative aux changements de présentation des comptes résultant de l'application des dispositions du *règlement CRC n° 2000-03 du 4 juillet 2000 relatif aux documents de synthèse* des entreprises relevant du Comité de la réglementation bancaire et financière.

2. Vérifications et informations spécifiques. — Nous avons également procédé, conformément aux normes professionnelles applicable en France, aux vérifications spécifiques prévues par la loi.

Nous n'avons pas d'observation à formuler sur la sincérité et la concordance avec les comptes annuels des informations données dans le rapport de gestion du conseil d'administration et dans les documents annuels adressés aux actionnaires sur la situation financière et les comptes annuels.

Paris La Défense, le 29 mars 2002.

Les commissaires aux comptes.

KPMG Audit,
Département de KPMG S.A. :
ISABELLE BOUSQUIE,
Associée ;

Mazars et Guérard :
CHARLES DE BOISRIOU,
Associé.

V. — **Rapport de gestion.**

Le rapport de gestion est disponible sur simple demande au siège social.

16943

BANQUE INTERCONTINENTALE ARABE

Société anonyme au capital de 102 000 000 €.
Siège social : 67, avenue Franklin Roosevelt, 75008 Paris.
302 590 070 R.C.S. Paris.

Situation au 31 mars 2002.
(En milliers d'euros.)

Actif	Montant
Caisse, banques centrales, C.C.P.	6 214
Effets publics et valeurs assimilées	—
Créances sur les établissements de crédit	571 809
Opérations avec la clientèle	147 312
Obligations et autres titres à revenu fixe	61 863
Actions et autres titres à revenu variable	50 959
Participations et activité de portefeuille	11 080
Parts dans les entreprises liées	—
Crédit-bail et location avec option d'achat	—
Location simple	—
Immobilisations incorporelles	165
Immobilisations corporelles	1 012
Capital souscrit non versé	—
Actions propres	—
Autres actifs	2 434
Comptes de régularisation	5 500
Total de l'actif	858 347

Passif	Montant
Banques centrales, C.C.P.	—
Dettes envers les établissements de crédit	616 659
Opérations avec la clientèle	62 703
Dettes représentées par un titre	—
Autres passifs	6 274
Comptes de régularisation	4 557
Provisions pour risques et charges	43 553
Dettes subordonnées	16 037
Fonds pour risques bancaires généraux	—
Capitaux propres hors FRBG	108 563
Capital souscrit	102 000
Primes d'émission	—
Réserves	307
Ecarts de réévaluation	—
Provisions réglementées et subventions d'investissement	633
Report à nouveau	5 624
Total du passif	858 347

Hors bilan	Montant
Engagements donnés :	
Engagements de financement	14 087
Engagements de garantie	305 953
Engagements sur titres	—
Engagements reçus :	
Engagements de financement	—
Engagements de garantie	19 581
Engagements sur titres	—

17225

BAZAR DE L'HOTEL DE VILLE – BHV

Société anonyme à directoire et conseil de surveillance au capital de 10 749 928 €.
Siège social : 55, rue de la Verrerie, 75004 Paris.
542 052 865 R.C.S. Paris. — APE : 521 H.
Exercice social : du 1er janvier au 31 décembre.

Chiffres d'affaires comparés (hors taxes).
(En milliers d'euros.)

	2002	2001
1°) Société-mère :		
Premier trimestre :		
Ventes au détail	133 739	143 316
Ventes en gros	2 437	2 494
Prestations de services	6 547	7 950
Total	142 723	15 376
2°) Groupe :		
Premier trimetre	143 441	154 715

17182

BEGHIN-SAY

Société anonyme au capital de 25 668 609 €.
Siège social : 12, rue Joseph Béghin, 59239 Thumeries.
414 713 628 R.C.S. Lille.

Documents comptables annuels.

A. — **Comptes sociaux.**

I. — **Bilan au 31 décembre 2001.**
(En milliers d'euros.)

Actif	31/12/01			31/12/00
	Brut	Amort/ Dépr.	Net	Net
Actif immobilisé :				
Immobilisations incorporelles :				
Frais d'établissement	0	0	0	0
Brevets, marques, logiciels	64 223	1 466	62 757	0
Fonds commercial	0	0	0	0
Autres (quotas)	435 764	0	435 764	0
	499 987	1 466	498 521	0
Immobilisations corporelles :				
Terrains	43 886	1 034	42 852	0
Constructions	56 576	6 540	50 036	0
Installations techniques et matériels	221 095	45 503	175 592	0
Autres	7 139	2 326	4 813	0
Immobilisations corporelles en cours	3 544	0	3 544	0
Avances et acomptes	0	0	0	0
	332 240	55 403	276 837	0
Immobilisations financières :				
Participations	511 163	319	510 844	0
Créances rattachées à des participations	14 287	0	14 287	0
Autres titres immobilisés	2 256	0	2 256	0
Prêts	15	0	15	0
Autres immobilisations financières	6 413	0	6 413	0
	534 134	319	533 815	0
Total I	1 366 361	57 188	1 309 173	0

Actif	31/12/01 Brut	Amort/ Dépr.	Net	31/12/00 Net
Actif circulant :				
Stocks et en-cours :				
Matières premières et autres approvisionnements	51 349	0	51 349	0
En-cours de production (biens)	3 238	0	3 238	0
Produits intermédiaires et finis	477 146	1 513	475 633	0
Marchandises	0	0	0	0
	531 733	1 513	530 220	0
Avances et acomptes versés sur commandes	1 109	0	1 109	0
Créances d'exploitation :				
Créances clients et comptes rattachés	140 250	6	140 244	0
Autres créances :				
Fournisseurs exploitation	4 710	0	4 710	0
Personnel : acomptes	777	0	777	0
Sécurité sociale et organismes sociaux	97	0	97	0
Etat T.V.A. et divers	80 767	0	80 767	0
	226 601	6	226 595	0
Créances diverses :				
Créances financières	112 678	0	112 678	0
Autres créances diverses	6 114	144	5 970	0
Etat impôt sur les sociétés	0	0	0	0
	118 792	144	118 648	0
Valeurs mobilières de placement	5 875	0	5 875	0
Disponibilités	20 771	0	20 771	72
Charges constatées d'avance	8 447	0	8 447	0
Total II	913 328	1 663	911 665	72
Charges à répartir (III)	5 313	2 162	3 151	0
Primes de remboursement obligations (IV)	7	7	0	0
Ecarts de conversion actif (V)	11	0	11	0
Total général (I+II+III+IV+V)	2 285 020	61 020	2 224 000	72

Passif	31/12/01	31/12/00
Capitaux propres :		
Capital	25 668	38
Primes d'émission, de fusion, d'apport	495 657	30
Ecart de réévaluation	0	0
Réserves :		
Réserve légale	4	4
Réserves réglementées	0	0
Report à nouveau	– 2	0
Résultat de l'exercice (bénéfice)	52 853	– 2
Subventions d'investissement	0	0
Provisions réglementées	7 800	0
Total I	581 980	70
Provisions pour risques et charges :		
Provisions pour risques	7 045	0
Provisions pour charges	5 008	0
Total II	12 053	0
Dettes financières :		
Emprunts obligataires :		
Emprunts obligataires convertibles	0	0
Autres emprunts obligataires	385 827	0
Emprunts et autres dettes auprès des établissements de crédit :		
Emprunts et dettes	15	0
Découverts bancaires	46 893	0
Intérêts courus sur découverts et instruments financiers	5 369	0
Concours bancaires courants	596 191	0
Emprunts et dettes financières divers :		
Dépôts et cautionnements	1	0
Participation des salariés	14 831	0
Autres emprunts et dettes assimilées	5 328	0
Comptes courants groupe	20 946	0
	1 075 401	0
Avances et acomptes reçus sur commandes	0	0
Dettes d'exploitation :		
Dettes fournisseurs et comptes rattachés	370 072	1
Dettes fiscales et sociales :		
Personnel	15 734	0
Sécurité social et organismes sociaux	16 766	0
Etat T.V.A. et divers	85 636	0
Dettes sur immobilisations financières et corporelles	10 862	0
Autres dettes :		
Clients créditeurs	1 346	0
Etat, impôt sur les sociétés	42 872	0
Associés : dividendes à payer	8	0
Créditeurs divers et charges à payer	9 657	1
Produits constatés d'avance	1 384	0
Total III	1 629 738	2
Ecarts de conversion passif (IV)	229	0
Total général (I+II+III+IV)	2 224 000	72

II. — Compte de résultat.

(En milliers d'euros.)

	2001	2000
Ventes de marchandises	20 255	0
Production vendue :		
Biens	1 112 392	0
Services	35 590	0
Chiffre d'affaires net	1 168 237	0
Production stockée	– 41 116	0
Production immobilisée	3 416	0
Subventions d'exploitation	20 146	0
Reprises sur amortissements et provisions, transferts de charges	10 311	0
Autres produits	2 628	0
Total des produits d'exploitation (I)	1 163 622	0
Achats de marchandises (et droits de douane)	18 657	0
Variation de stock marchandises	11	0
Achats de matières premières et autres approvisionnements (y compris droits de douane)	490 406	0
Variation de stock matières premières et approvisionnements	1 083	0
Autres achats et charges externes	242 901	2
Impôts, taxes et versements assimilés	61 356	0
Salaires et traitements	76 436	0
Charges sociales	34 683	0
Dotations d'exploitation :		
Sur immobilisations : amortissements	58 667	0
Sur actif circulant : provisions	1 519	0
Pour risques et charges : provisions	211	0
Autres charges	338	0
Total des charges d'exploitation (II)	986 268	2
1. Résultat d'exploitation (I-II)	177 354	– 2
Opérations faites en commun :		
Bénéfice attribué ou perte transférée (III)	338	0
Perte supportée ou bénéfice transféré (IV)	1	0
Produits financiers de participations	27 511	0
Produits des autres valeurs mobilières et créances de l'actif immobilisé	480	0
Autres intérêts et produits assimilés	35 670	0
Reprises sur provisions et transferts de charges	1 211	0
Différences positives de change	6 254	0
Produits nets sur cessions de valeurs mobilières de placement	1 015	0
Total des produits financiers (V)	72 141	0
Dotations financières aux amortissements et provisions	2 539	0
Intérêts et charges assimilées	97 131	0
Différences négatives de change	6 669	0
Charges nettes sur cessions de valeurs mobilières de placement	2	0
Total des charges financières (VI)	106 341	0
2. Résultat financier (V-VI)	– 34 200	0
3. Résultat courant avant impôts (I-II+III-IV+V-VI)	143 491	– 2
Produits exceptionnels sur opérations de gestion	853	0
Produits exceptionnels sur opérations en capital	8 724	0
Reprises sur provisions et transferts de charges	7 606	0
Total des produits exceptionnels (VII)	17 183	0
Charges exceptionnelles sur opérations de gestion	22 461	0
Charges exceptionnelles sur opérations en capital	9 808	0
Dotations exceptionnelles aux amortissements et provisions	27 431	0
Total des charges exceptionnelles (VIII)	59 700	0
4. Résultat exceptionnel (VII-VIII)	– 42 517	0

	2001	2000
Participation des salariés aux fruits de l'expansion (IX)	5 386	0
Impôts sur les bénéfices (X)	42 735	0
Total des produits (I+III+V+VII)	1 253 284	0
Total des charges (II+IV+VI+VIII+IX+X)	1 200 431	2
5. Résultat (Total des produits – Total des charges)	52 853	– 2

III. — **Projet d'affectation du résultat.**
(En euros.)

Le bénéfice de l'exercice s'élève à 52 853 416,24 €.

Compte tenu du report à nouveau négatif au 31 décembre 2001 de – 2 028,28 €, le montant total à affecter s'élève à 52 851 387,96 €.

Nous vous proposons l'affectation suivante :

Réserve légale	2 563 049,67
Dividende	43 347 635,30
Report à nouveau	6 940 702,99

Le dividende représente un montant net de 1,70 € par action, assorti de l'avoir fiscal correspondant.

Le bénéfice correspondant aux dividendes non versés aux actions propres détenues par la société à la date de mise en paiement du dividende sera affecté au compte report à nouveau.

IV. — **Annexe aux comptes sociaux.**

Les notes et les tableaux ci-après font partie intégrante des comptes annuels qui ont été arrêtés par le conseil d'administration.

Sauf indication contraire, tous les montants sont exprimés en millions d'euros (M€).

Faits majeurs de l'exercice.

1. La société a changé d'actionnaire unique le 15 mars, suite à son rachat par la société Eridania Béghin-Say, elle-même détenue à 51 % par la société italienne Montedison SpA ;

2. En date du 30 mars, la société a changé de dénomination sociale, prenant le nom de « Béghin-Say », à la place de « Klé 64 », tout en demeurant une société anonyme ;

3. L'assemblée générale extraordinaire du 30 mars a également modifié l'objet social qui consistait principalement en une activité de gestion de portefeuille-titres, pour y intégrer l'activité de production de sucres et de tous produits dans le domaine agro-alimentaire ;

4. Cette même assemblée a décidé le transfert du siège social de Paris (75116) à Thumeries (59239) et la modification des statuts résultant de ses décisions ;

5. Le capital social initial (250 000 FRF) a été converti en euros à compter du 2 avril ; cette opération a été immédiatement suivie d'une augmentation de capital prélevée sur les réserves afin de porter le capital à la somme de 40 000 € ;

6. L'assemblée extraordinaire du 30 mars a décidé la réduction du nominal des titres par la création d'actions nouvelles, portant ainsi le nombre de titres composant le capital social à 40 000 actions d'une valeur nominale de 1 € chacune ;

7. La société a reçu le 30 juin les apports issus de la scission de la société Eridania Béghin-Say ; ces apports concernent les actifs et passifs, arrêtés à la date du 31 décembre 2000, relatifs à l'activité sucre d'Eridania Béghin-Say.

En rémunération de ces apports, la société a augmenté son capital social par émission de 25 628 609 actions nouvelles de nominal 1 € chacune et enregistré une prime de scission (prime rattachée au capital) de 476,6 M€ ; celle-ci représente la différence entre la valeur nette des apports reçus et le montant de l'augmentation de capital.

En outre, conformément au traité de scission, un compte d'ordre a été créé en sous-compte de la prime de scission pour isoler 19 M€ déduits des actifs nets à rémunérer ; ils seront réintégrés en prime de scission à l'issue de l'assemblée générale du 6 juin 2002.

En raison de la rétroactivité de la scission (1er janvier 2001), la société a également repris les opérations actives et passives faites par Eridania Béghin-Say entre le 1er janvier et le 30 juin qui concernaient son activité sucre ;

8. Dans le cadre de la gestion de son portefeuille d'actions, la société a traduit sur l'ensemble de l'année 2001 des prises de participation pour un montant total de 512,4 M€ dont 183,3 M€ proviennent des apports d'Eridania Béghin-Say ; la différence, soit 329,1 M€, est principalement constituée des opérations suivantes :

— Rachat en mai de la société italienne Eribrand SpA (anciennement Eurico SpA) pour un montant de 33,0 M€ (prise de contrôle à 100 %) ;

— Rachat en juin de la société italienne Eridania SpA pour un montant de 200,1 M€ (prise de contrôle à 100 %) ;

— Acquisition en septembre de la société brésilienne Acucar Guarani pour un montant de 95,6 M€ (prise de contrôle à 99,96 %).

Par ailleurs, la société s'est désengagée de certaines participations : le montant total des sorties de portefeuille (1,2 M€) est essentiellement représenté par deux opérations :

— Cession en avril de la société hongroise EBS Budapest (valeur en portefeuille = 0,2 M€) ; cette cession a généré une plus-value de 0,2 M€ ;

— Liquidation en juin de la société Agroindustrial Insurance Ltd (valeur en portefeuille = 0,9 M€) ; cette opération s'est traduite par une moins-value de 0,5 M€ ;

9. La société a reconstitué l'ensemble des provisions pour risques et charges liées à l'activité sucre d'Eridania Béghin-Say ; leur montant total (19 M€) couvre principalement des risques généraux (fiscaux) et des charges de restructuration (plans sociaux) ; compte tenu des reprises de l'exercice, ces provisions s'élèvent à 12 M€ au 31 décembre ;

10. L'endettement financier de la société a été marqué, d'une part, par la dette financière nette apportée (670 M€) lors de la scission d'Eridania Béghin-Say, d'autre part, par les besoins et les ressources liés à la nouvelle et double activité (production sucrière et gestion de participations) de la société.

Au 31 décembre, la dette financière nette s'établit à 920 M€ ; sa progression (+ 250 M€) est directement liée à l'accroissement des billets de trésorerie (+ 516 M€) qui ont permis de couvrir le remboursement d'emprunts obligataires et assimilés venus à échéance (92 M€), la diminution des dettes nettes en compte courant avec les filiales (200 M€) et la réduction des disponibilités (31 M€). La différence, soit 250 M€, a été affectée aux investissements liés aux participations nouvelles ;

11. L'actionnaire majoritaire de Béghin-Say (le groupe italien Montedison) a fait connaître en fin d'année sa décision de se séparer de ses activités agro-industrielles pour se recentrer dans le domaine de l'énergie et des services. Dans ce contexte, le groupe bancaire BNP Paribas a été mandaté pour élaborer et présenter les dossiers d'information destinés aux acquéreurs potentiels. Le processus est en cours à la date du présent conseil d'administration ;

12. La société a reçu de l'administration fiscale un avis de vérification de la comptabilité d'Eridania Béghin-Say concernant les exercices 1999, 2000 et 2001. Le contrôle fiscal qui en résulte n'a pas débuté à la date d'arrêté des comptes de la société.

1. – Règles et méthodes comptables.

Les conventions générales comptables ont été appliquées dans le respect du principe de prudence, conformément aux règles générales d'établissement et de présentation des comptes annuels et selon les hypothèses de base :

— Continuité de l'exploitation ;

— Indépendance des exercices ;

— Permanence des méthodes comptables d'un exercice à l'autre.

Les principales méthodes utilisées sont les suivantes :

a. – Immobilisations et amortissements.

Incorporelles. — Elles sont évaluées à leur coût d'achat ou à leur valeur d'apport et amorties linéairement selon la répartition suivante :

Frais d'établissement	5 ans
Fonds de commerce	10 ans
Brevets	5 ans
Logiciels	5 ans

Les marques ne font pas l'objet d'un amortissement compte tenu de leur protection juridique, mais peuvent, en cas de recul significatif, faire l'objet d'une provision pour dépréciation.

Les quotas ne font pas l'objet d'un amortissement en raison de la non-justification économique de leur perte de valeur ;

Corporelles. — Elles sont évaluées à leur coût d'acquisition (prix d'achat et frais accessoires mais hors frais financiers), à leur coût de production ou à leur valeur d'apport.

Sont amorties linéairement les immobilisations suivantes :

Constructions industrielles sur	20 ans
Maisons d'habitation sur	25 et 40 ans
Agencements et aménagements des constructions sur	10 ans
Matériel de transport sur	5 ans
Mobilier de bureau sur	5 ans

Sont amorties selon un mode dégressif ramené au linéaire les immobilisations suivantes :

Matériel et outillage sur	10 et 5 ans
Matériel de bureau sur	5 ans
Micro-ordinateurs sur	3 ans

b. – Immobilisations financières.

Les participations et autres titres immobilisés figurent au bilan pour leur prix d'acquisition ou leur valeur d'apport. Lorsque la valeur d'inventaire individuelle de ces participations est inférieure à leur valeur brute, une provision pour dépréciation est constituée du montant de la différence. La valeur d'inventaire est appréciée en fonction de la quote-part d'actif net réestimé, des perspectives de rentabilité et de la valeur probable de négociation à la date de clôture. Dans tous les cas, pour les sociétés nouvelles, les immobilisations financières - créées ou acquises de tiers - ne seront éventuellement dépréciées qu'à l'issue d'une période de trois années pleines à compter du démarrage effectif de leurs activités industrielles et/ou commerciales sous le contrôle ou avec la collaboration de Béghin-Say.

c. – Stocks.

Les stocks sont évalués selon la méthode du coût moyen pondéré. Une provision pour dépréciation est constituée lorsque la valeur nette de réalisation estimée est inférieure au prix de revient des stocks.

d. – Créances.

Les créances sont valorisées à leur valeur nominale. Une provision pour dépréciation est constituée lorsque la valeur effective de recouvrement est inférieure à la valeur comptable.

Les effets remis à l'encaissement sont inscrits dans les disponibilités à l'actif du bilan ; leur montant est de 10,2 M€ au 31 décembre 2001.

e. – Cotisations communautaires.

La cotisation à la production provisionnée dans les comptes 2000 de la société Eridania Béghin-Say a été apportée à la société Béghin-Say conformément au traité de scission d'Eridania Béghin-Say.

Cette cotisation à la production relative à la campagne 2000/2001 n'a été appelée que dans la limite du taux de 22,7 % (contre 37,2 % estimé au 31 décembre 2000) et aucune cotisation complémentaire n'a été appelée au titre de ladite campagne (cette dernière ne figurait pas dans les apports d'Eridania Béghin-Say).

Au 31 décembre 2001, la cotisation à la production relative à la campagne 2001/2002 a fait l'objet d'une provision au taux de 33,4 % et aucune cotisation complémentaire au titre de cette campagne n'a été provisionnée.

En raison de la suppression de la cotisation de stockage, aucun montant ne figure à ce titre en charges à payer au 31 décembre 2001 ; quant à la charge effective appelée en 2001 au titre de 2000, elle coïncide avec la provision apportée dans les comptes 2000 d'Eridania Béghin-Say.

f. – Indemnités de départ à la retraite.

Le société considère que la mise à la retraite du personnel résulte d'une décision de l'employeur. Le montant des sommes dues est déterminée en comparant celui de l'indemnité conventionnelle de départ à la retraite et l'indemnité légale de licenciement. L'indemnité retenue est égale au montant le plus élevé des deux et est soumise au même régime fiscal et social que l'indemnité de licenciement.

L'engagement de la société fait l'objet d'une évaluation actuarielle menée par un actuaire-conseil et basée sur la méthode prospective des salaires (projected benefit obligation).

Son montant n'est pas provisionné dans les comptes de Béghin-Say, car la société a décidé de transférer ses engagements à une société d'assurances dans le cadre d'une convention d'assurances collective. Seule la cotisation relative à l'année écoulée est provisionnée dans les charges à payer.

Au 31 décembre 2001, le montant des engagements est de 11,4 M€ dont 10,0 M€ déjà couverts par la société d'assurances et 1,4 M€ par la cotisation due pour 2001. Le montant de 10,0 M€ correspond à la quote-part de Béghin-Say dans le fonds d'assurance alimenté par Eridania Béghin-Say jusqu'à la date de sa scission.

Outre les engagements de retraite du personnel en activité, Béghin-Say évalue les engagements relatifs aux pensions/rentes versées à d'anciens dirigeants.

Basé sur un calcul actuariel, leur montant fait l'objet d'une provision dans les comptes sociaux.

Au 31 décembre 2001, le montant des engagements de pensions/rentes est de 0,8 M€ ; les versements effectués au cours de l'année 2001 se sont élevés à 0,3 M€.

g. – Article 39-4 du Code général des impôts.

Les dépenses visées par l'article 39-4 du C.G.I. se sont élevées à 37 912 €. Elles concernent la fraction non déductible d'amortissement et/ou de loyer sur véhicules de tourisme.

h. – Gestion de risques de taux et de change.

1. Motivation. — Béghin-Say utilise divers instruments financiers pour gérer ses risques de taux et de change en intervenant sur les marchés de gré à gré dans la limite des risques à couvrir.

1.1. Risque de taux : Une partie significative des financements de Béghin-Say étant à taux variable, la société intervient sur les marchés avec un double objectif :

— se couvrir contre la hausse des taux d'intérêts ;

— se donner la possibilité de profiter en partie d'une baisse des taux d'intérêts.

1.2. Risque de change : Après compensation des risques réciproques, Béghin-Say gère sa position nette devise par devise. Le sens des points de terme (report-déport) et des niveaux de volatilité, propres à chaque devise, ainsi que le degré de probabilité de réalisation déterminent la décision ou l'absence de couverture ainsi que l'instrument ferme ou optionnel utilisé.

Les prêts en devises sont quant à eux systématiquement couverts par des swaps. A titre d'exception et sur des montants parfaitement identifiés et autorisés au niveau du comité exécutif, la société peur réaliser un arbitrage taux d'intérêts/taux de change.

2. Règles comptables :

2.1. Risque de taux : Les résultats dégagés sur les opérations de couverture sont comptabilisés en compte de résultat de manière symétrique aux résultats constatés sur les éléments couverts.

Toutefois, certaines opérations d'optimisation ne répondant pas aux critères de couverture habituellement admis, sont considérées comme spéculatives et soumises au traitement comptable des opérations non dénouées à la clôture (prise en résultat des pertes latentes).

Les intérêts courus non échus sur opérations liées au risque de taux sont évalués puis comptabilisés lors de chaque arrêté de manière à compenser le surcoût ou l'économie constaté sur les frais financiers liés au sous-jacent.

Toutes les opérations de swaps, options de swaps, caps, floors, FRA, sont inscrites dans les comptes hors bilan de la société pour le montant notionnel des contrats.

2.2. Risque de change : Les charges et produits en devises de l'exercice sont enregistrés pour leur contre-valeur à la date de l'opération.

Les dettes, créances, disponibilités en devises figurent au bilan aux cours de la fin de l'exercice ou aux cours de l'engagement à terme lorsqu'elles ont fait l'objet d'une couverture. La différence résultant de la réévaluation au cours de clôture des dettes et créances non couvertes est portée en compte « Ecart de conversion ». Les pertes latentes font l'objet d'une provision pour risques.

Les contrats de terme de swaps et options de change sont repris en engagement hors bilan au cours de change contractuel.

i. – Consolidation.

La société Béghin-Say est consolidée dans les comptes de la société italienne Montedison.

2. – Immobilisations et amortissements.
(En M€.)

2.1. Immobilisations et charges à répartir :

Rubriques et postes	Valeur brute au début de l'exercice	Augmentations	Diminutions	Valeur brute à la fin de l'exercice
Immobilisations incorporelles :				
Frais d'établissement				
Brevets, marques, logiciels		64,5	0,3	64,2
Fonds commercial				
Autres (quotas)		435,8		435,8
Total		500,3	0,3	500,0
Immobilisations corporelles :				
Terrains, plantations, aménagements terrains		45,5	1,6	43,9
Constructions		57,6	1,0	56,6
Installations techniques et matériel et outillage industriels		223,4	2,3	221,1
Autres immobilisations corporelles		11,2	4,1	7,1
Immobilisations corporelles en cours		3,5		3,5
Avances et acomptes				
Total		341,2	9,0	332,2
Immobilisations financières :				
Participations		512,4	1,2	511,2
Créances rattachées à des participations		14,3		14,3
Autres titres immobilisés		7,8	5,6	2,2
Prêts		0,2	0,2	
Autres immobilisations financières		6,5	0,1	6,4
Total		541,2	7,1	534,1
Charges à répartir :				
Frais d'émission d'emprunt		2,4		2,4
Frais d'acquisition d'immobilisations financières		1,5		1,5
Charges étalées		1,4		1,4
Total		5,3		5,3

2.2. Amortissements :

Rubriques et postes	Cumulés au début de l'exercice	Augmentations	Diminutions	Cumulés à la fin de l'exercice
Immobilisations incorporelles :				
Frais d'établissement				
Brevets, marques, logiciels		1,5		1,5
Fonds commercial				
Autres (quotas)				
Total		1,5		1,5
Immobilisations corporelles :				
Terrains, plantations, aménagements terrains		1,0		1,0
Constructions		6,6		6,6
Installations techniques et matériel et outillage industriels		45,9	0,4	45,5
Autres immobilisations corporelles		2,4	0,1	2,3
Total		55,9	0,5	55,4
Charges à répartir :				
Frais d'émission d'emprunt		1,1		1,1

Rubriques et postes	Cumulés au début de l'exercice	Augmentations	Diminutions	Cumulés à la fin de l'exercice
Frais d'acquisition d'immobilisations financières...		0,6		0,6
Charges étalées..........		0,5		0,5
Total		2,2		2,2

3. – Etat des provisions.
(En M€.)

Nature des provisions	Montant au début de l'exercice	Augmentations Dotations de l'exercice	Diminutions Reprises de l'exercice	Montant en fin d'exercice
Provisions réglementées :				
Pour hausse des prix......				
Amortissements dérogatoires		7,8		7,8
Autres provisions réglementées.................				
Total 1...............		7,8		7,8
Provisions pour risques et charges :				
Pour risques fiscaux		7,5	2,2	5,3
Autres provisions pour risques		2,9	1,2	1,7
Sous-total provisions pour risques.........		10,4	3,4	7,0
Pour restructuration		8,6	4,8	3,8
Autres provisions pour charges..............		1,8	0,6	1,2
Sous-total provisions pour charges		10,4	5,4	5,0
Total 2..............		20,8	8,8	12,0
Provisions pour dépréciation :				
Sur immobilisations :				
Corporelles				
Financières		0,3		0,3
Sur stocks et encours		1,5		1,5
Autres		0,2		0,2
Total 3...............		2,0		2,0
Total général..........		30,6	8,8	21,8

4. – Etat des échéances des créances et des dettes.
(En M€.)

Nature	Montant brut	Echéances	
		A un an au plus	A plus d'un an
Créances :			
Créances de l'actif immobilisé :			
Créances rattachées à des participations....	14,3	13,6	0,7
Autres titres immobilisés	2,2	2,2	
Prêts (1)............			
Autres	6,4		6,4
Créances de l'actif circulant :			
Créances clients et comptes rattachés ...	140,2	140,1	0,1
Autres	206,4	195,3	11,1
Charges constatées d'avance...........	8,4	8,4	
Total	377,9	359,6	18,3
Dettes :			
Emprunts participatifs....			
Emprunts obligataires convertibles............			
Autres emprunts obligataires (2) (5)	385,8	108,5	277,3
Emprunts (2) et dettes auprès des établissements de crédit (3) (4).......	648,5	648,5	
Emprunts et dettes financières divers (2) (4) ...	41,1	28,3	12,8
Dettes fournisseurs et comptes rattachés	370,1	370,1	
Dettes fiscales et sociales..	118,1	118,1	
Dettes sur immobilisations et comptes rattachés ...	10,9	10,9	
Autres dettes	53,8	53,8	
Produits constatés d'avance	1,4	1,4	
Total	1 629,7	1 339,6	290,1
(1) Prêts accordés en cours d'exercice	0,2		
Prêts récupérés en cours d'exercice	0,2		
(2) Emprunts souscrits en cours d'exercice	781,0		
Emprunts remboursés en cours d'exercice	376,8		
(3) Dont :			
A 2 ans au maximum à l'origine...........	648,5		
A + 2 ans à l'origine ..			
(4) Dont intérêts courus provisionnés au 31 décembre 2001	5,4		
(5) Dont intérêts courus provisionnés au 31 décembre 2001	1,8		

5. – Eléments concernant les entreprises liées et participations.
(En M€.)

Rubriques	Liées (stés consolidées)	Autres participations
Participations	508,3	2,9
Créances rattachées à des participations....	13,9	0,4
Prêts et autres immobilisations financières (*)...........................		
Créances clients et comptes rattachés......	17,9	
Créances diverses.....................	116,8	0,1
Total actif......................	656,9	3,4
Emprunts et dettes auprès d'établissements de crédit..........................		
Emprunts et dettes financières divers......	20,9	
Dettes fournisseurs et comptes rattachés ...	2,0	
Dettes diverses......................		
Total passif.....................	22,9	
Produits financiers de participations.......	4,3	
Autres intérêts et produits assimilés.......		
Total produits....................	4,3	
Intérêts et charges assimilées	1,6	

(*) Non compris les actions Béghin-Say rachetées en 2001 pour un montant de 6,0 M€.

6. – Analyse de certains postes du bilan et du compte de résultat.

6.1. Frais d'établissement. — A la clôture de l'exercice 2000, les frais d'établissement étaient totalement amortis. Ils ont été sortis en 2001 par compensation avec leurs amortissements. Il n'a pas été constaté de nouveaux frais d'établissement au titre de l'année 2001.

6.2. Frais de recherche appliquée au développement. — Les dépenses de cette nature ne sont pas reprises dans les postes « Immobilisations », mais dans les charges de l'exercice.

6.3. Produits à recevoir (en M€). — Le détail du montant des produits à recevoir (42,3 M€) inclus dans les postes du bilan est donné ci-après :

Clients et comptes rattachés..........................	9,7
Autres créances....................................	
Fournisseurs....................................	0,6
Etat...	31,2
Créances financières	0,8
Divers...	
Total..	42,3

6.4. Charges à payer (en M€) :

Dettes financières	12,6
Dettes fournisseurs	316,5
Dettes sociales.....................................	22,8
Dettes fiscales.....................................	72,8
Autres dettes	3,5
Total..	428,2

6.5. Charges et produits constatés d'avance (en M€) :

	Charges	Produits
Exploitation	4,0	0,7
Financier	4,4	0,7
Total	8,4	1,4

6.6. Composition du capital social :

	Nombre	Valeur nominale
Actions/certificats d'investissement composant le capital social au début de l'exercice :		
Actions	2 500	100 F
C.I.	0	
	2 500	
Conversion du nominal en euros après augmentation du capital par prélèvement sur les primes	0	16 €
Diminution du nominal par 16 et émission d'actions nouvelles	37 500	1 €
Emission d'actions en rémunération des apports issus de la scission EBS	25 628 609	1 €
Actions/certificats d'investissement composant le capital social en fin d'exercice :		
Actions	25 668 609	1 €
C.I.	0	
	25 668 609	

Conformément à l'autorisation donnée par l'assemblée générale mixte du 30 juin 2001, la société a procédé au cours du 2e semestre 2001, au rachat en bourse de 170 000 actions Béghin-Say. Ces titres dont l'affectation n'est pas définie par avance sont enregistrés dans la rubrique « Autres immobilisations financières » à l'actif du bilan.

Au 31 décembre 2001, le nombre total d'options attribuées par le conseil d'administration à certains cadres du groupe est de 169 700 qui se répartissent comme suit :

	2001
Attributions	169 700 options
Nombre de personnes	88
Droit d'exercice	(*) 11 septembre 2005
Prix unitaire	38,66 €

(*) Sauf cas de levée anticipée prévu à l'article 4.2. du règlement du plan d'options d'achat d'actions (dissolution, mise en œuvre d'une procédure d'offre publique, changement de contrôle).

6.7. Dettes financières (en M€). — La variation de la dette totale de fin d'année est retracée dans le tableau ci-dessous :

	31/12/01	31/12/00	Variation
Emprunts obligataires (non convertibles)	277,3		277,3
Emprunts et dettes auprès des établissements de crédit			
Emprunts et dettes financières divers	12,8		12,8
Total LT	290,1		290,1
Dettes CT	(*) 785,3		785,3
Total	1 075,4		1 075,4

(*) Dont billets de trésorerie 596,2 M€.

6.8. Ventilation du chiffre d'affaires net (en M€) :

a) Répartition par secteur d'activité :

	Montant
Sucre et dérivés	1 132,6
Prestations de services	35,6
Total	1 168,2

b) Répartition par marchés géographiques :

	Montant
France	716,3
Etranger	
Exportations :	
Directes	345,2
Indirectes	106,7
Total	1 168,2

6.9. Charges financières. — Les intérêts et charges assimilées de l'exercice : 97,1 M€ (dont 69,2 M€ provenant de la scission EBS) se décomposent en :

Frais financiers LT	20,9 M€
Frais financiers CT	76,2 M€

Des intérêts ont été refacturés aux sociétés du groupe Béghin-Say pour 23,4 M€ (dont 22,8 M€ provenant de la scission EBS) et des produits financiers divers ont été reçus à hauteur de 36,7 M€ (dont 28,1 M€ provenant de la scission EBS).

La charge nette d'intérêts sur l'endettement de la société, qui est donc de 37 M€, est partiellement compensée par les 4,1 M€ de dividendes reçus en 2001.

Par ailleurs, le résultat financier de 2001 intègre des provisions pour dépréciation d'actifs financiers et des amortissements de charges réparties ; l'excédent des dotations sur les reprises de l'exercice s'élève à 1,3 M€.

6.10. Analyse du résultat exceptionnel :

— Produits exceptionnels (en M€) :

A. Les produits exceptionnels sur opérations en capital (8,7 M€) proviennent de :	
La cession d'immobilisations corporelles pour	6,2
La cession de titres de participation pour	0,8
Subventions d'investissement ramenées au résultat	0,1
Indemnités d'assurances perçues	0,1
Bonis sur rachat d'actions émises par la société	1,5
Total	8,7
B. Opérations de gestion :	
Refacturation de frais de scission	0,74
Régularisation tiers	0,06
Chèques, traites non présentés	0,02
Régularisation dette fournisseur évaluée	0,03
Total	0,85
C. Reprises sur provisions exceptionnelles :	
Provision pour charges de retraite	0,7
Provision pour charges de plans sociaux	2,9
Provision coûts fermeture établissement	1,8
Provision pour risques généraux	2,2
Total	7,6

— Charges exceptionnelles (en M€) :

A. Opérations en capital :	
Immobilisations incorporelles sorties	0,3
Immobilisations corporelles cédées	8,4
Titres cédés :	
Agroindustrial Insurance Ltd	0,9
EBS Budapest KFT	0,2
Divers	
Total	9,8
B. Opérations de gestion :	
Charges de fermeture établissement	0,9
Charges de plans sociaux	2,9
Charges de retraite	0,3
Pénalités et amendes fiscales/sociales	0,9
Régularisation tiers et créances irrécouvrables	5,5
Rappels d'impôts	2,4
Frais de scission	9,4
Indemnités transactionnelles	0,1
Divers	0,1
Total	22,5
C. Dotations aux provisions exceptionnelles :	
Provision pour coûts de fermeture établissement	2,1
Amortissements exceptionnels	0,2
Provision pour risques divers	1,5
Amortissements dérogatoires	7,8
Provision pour charges de retraite	1,4
Provision pour charges de plans sociaux	6,5
Provision pour risques généraux	7,5
Provision pour litige en douanes	0,4
Total	27,4

6.11. Ventilation de l'impôt sur les bénéfices (en M€) :

Nature	Résultat avant impôt	Impôt	Résultat net
Courant	143,5	53,3	90,2
Exceptionnel (*)	– 47,8	– 10,4	– 37,4
Total	95,7	42,9	52,8

(*) Dont régularisation impôt sur exercices antérieurs (produit) = 0,2 M€.

7. – Crédit-bail.
(En M€.)

	Terrains	Constructions	Installations matériel outillage	Autres	Total
Valeur d'origine		0,75	0,36		1,11
Amortissements :					
Cumul exercices antérieurs (*)		0,66	0,21		0,87
Exercice		0,05	0,03		0,08
Total		0,71	0,24		0,95
Redevances payées :					
Cumul exercices antérieurs (*)		1,51	0,28		1,79
Exercice		0,10	0,04		0,14
Total		1,61	0,32		1,93
Redevances restant à payer :					
A un an au plus		0,10	0,04		0,14
A plus d'un an et 5 ans au plus			0,08		0,08
A plus de 5 ans					
Total		0,10	0,12		0,22
Valeur résiduelle :					
A un an au plus		0,07	0,04		0,11
A plus d'un an et 5 ans au plus			0,08		0,08
A plus de 5 ans					
Total		0,07	0,12		0,19
Montant pris en charge pour l'exercice		0,10	0,04		0,14

(*) Montants issus des contrats gérés par EBS apportés à Béghin-Say dans le cadre de la scission d'Eridania Béghin-Say (EBS).

8. – Engagements financiers.
(En M€.)

8.1. Engagements donnés :

a) Avals et cautions donnés pour le compte de sociétés :
Liées (consolidées) ... 23,7
b) Avals et cautions donnés à des tiers :
Etablissements de crédit ... 1,2
Administration impôts ... (*) 26,8
Société tierces ... 8,2

(*) N.B. : si le montant est appelé, Béghin-Say en refacturera 1/4 à chaque société issue de la scission d'Eridania Béghin-Say, soit au total 3/4 du montant.

c) Autres garanties données à des tiers :

	Autorisées	Utilisées
Douanes	3,9	3,9
Organismes UE	185,8	64,6

d) Redevances de crédit-bail restant à courir :

Crédit-bail mobilier ... 0,1
Crédit-bail immobilier ... 0,1

8.2. Engagements reçus :
— Engagements financiers de couverture de risques :

Achats de caps ... 200,0

8.3. Engagements réciproques :

a) Engagements financiers de couverture de risques :
Achats à terme ... 73,9
Ventes à terme ... 71,7
Swaps de taux payeurs ... 361,0
Swaps de taux receveurs ... 478,6
Swaps participatifs (achats caps + vtes floors) ... 150,0
b) Engagements sur marchés matières premières et marchandises :
Achats à terme ... 31,6
Ventes à terme ... 29,5

8.4. Engagements en matière de pensions et obligations similaires :

Indemnités de départ à la retraite ... (1)
Médailles du travail ... 1,2
Rentes et pensions ... (2)

(1) L'actualisation des engagements est rapprochée de la situation du fonds géré par une société d'assurances (supra 1.f.) ; la différence fait l'objet d'une charge à payer enregistrée au 31 décembre dans les comptes sociaux ; il ne subsiste donc plus d'engagement restant à couvrir.

(2) Les engagements en matière de rentes et pensions sont totalement provisionnés (provision pour charges) dans les comptes sociaux.

9. – Litiges en cours.

9.1. Début 1997, le conseil de la concurrence suite à une enquête en 1993 et 1994, a notifié à Eridania Béghin-Say, ainsi qu'à d'autres sociétés, des griefs relatifs à certaines pratiques relevées sur le marché du sucre.

Béghin-Say a reçu le 26 septembre 2001 notification du rapport établi par le rapporteur au conseil de la concurrence. En réponse à ce rapport, Béghin-Say a adressé au conseil de la concurrence un Mémoire, déposé le 7 décembre 2001, dans lequel Béghin-Say a repris et développé les arguments formulés dans ses observations écrites du 27 mars 1997. Elle a en outre mis en avant l'argument selon lequel la prescription de la procédure serait acquise au profit de Béghin-Say dès lors (i) qu'aucun acte interruptif de prescription n'a été accompli par le conseil depuis le 31 mars 1998 et (ii) qu'au vu de la dernière jurisprudence de la cour de cassation la suspension du cours de la prescription à son égard ne pourrait pas être valablement invoquée par le ministre de l'économie et des finances.

En raison des objections formulées, aucune provision n'est constituée au titre de ce litige dans les comptes du 31 décembre 2001.

9.2. La société Ducros et ses filiales ont été cédées au groupe McCormick courant 2000. Dans le cadre de la procédure d'ajustement de prix prévue par le contrat de cession, la société McCormick & Company Inc. a notifié le montant de cet ajustement de prix à Eridania Béghin-Say. Cereol, société bénéficiaire de l'activité huile, a repris les engagements liés à ce litige. McCormick a formé opposition, à l'occasion de la scission d'Eridania Béghin-Say, à l'encontre des quatre sociétés bénéficiaires de la scission : Béghin-Say, Cerestar, Cereol, Provimi.

9.3. Dans le cadre de la scission, Cereol a reçu un emprunt privé américain de 164 millions de dollars. Certains prêteurs ont également formé opposition, à l'occasion de la scission d'Eridania Béghin-Say, à l'encontre des quatre sociétés bénéficiaires de la scission. Ce litige a fait l'objet d'une transaction entre Cereol et les prêteurs au cours du second semestre 2001, sans incidence pour Béghin-Say.

9.4. A la connaissance de la société, il n'existe pas d'autre fait exceptionnel ou litige susceptible d'avoir une incidence significative sur la situation financière, le résultat, l'activité ou le patrimoine de la société ou du groupe

10. – Incidence des évaluations fiscales dérogatoires.
(En M€.)

Résultat de l'exercice ... 52,8
Impôt sur les bénéfices ... 42,9
Résultat avant impôt ... 95,7
Variation des provisions réglementées :
Provision pour hausse de prix ...
Amortissements dérogatoires ... 7,8
Plus-values réinvesties ...
Résultat hors évaluations fiscales dérogatoires (avant impôt) ... 103,5

11. – Accroissement et allègement de la dette future d'impôts.
(En M€.)

	2001	2000
Accroissements :		
Amortissement dérogatoires	7,8	
Subventions d'investissements		
Provisions pour dépréciation stocks	1,5	
Provision pour risques divers	0,2	
Charges à répartir	1,2	
Total	10,7 x 36,43 %	
Accroissement de la dette future d'impôts	3,9	
Allégements :		
Provision pour litige en douanes	0,4	
Provision plans sociaux	3,8	
Participation des salariés	5,4	
Contribution sociale de solidarité	1,6	
Provision pour retraites	0,8	
Ecart de conversion passif	0,2	
Provision pour risques divers	1,5	
Provision pour risques généraux	5,3	
Total	19,0 x 36,43 %	
Allègement de la dette future d'impôts	6,9	

12. – Effectif moyen.
(Année 2001.)

	Personnel salarié	%
Cadres	327	13,99
Agents de maîtrise et techniciens	569	24,35
Employés	108	4,62
Ouvriers	1 333	57,04
Total	2 337	100,00

Ventilation du personnel salarié en homme/année	Cadres	Agents de maîtrise	Employés	Ouvriers	Total	%
Permanents (durée indéterminée)	317	555	93	1 075	2 040	87,29
Contrat durée déterminée (hors saisonniers)	10	14	11	20	55	2,35
Saisonniers			4	238	242	10,36
Total	327	569	108	1 333	2 337	100,00

13. – Rémunérations des dirigeants.
(En M€.)

Répartition par catégorie	2001	2000
Organes d'administration	0,7	(*) 0
Organes de direction	0,4	(*) 0

(*) Rappel : La société n'avait aucune activité avant de recevoir au 1er janvier 2001 (date de prise d'effet) les apports issus de la scission d'Eridania Béghin-Say.

La rémunération des organes d'administration et de direction comprend toutes les rémunérations directes et indirectes versées par Béghin-Say en 2001.

Les jetons de présence dus aux administrateurs pour l'exercice 2001 ont été versés en 2002.

Dans le cadre de l'autorisation donnée par l'assemblée générale du 30 juin 2001 de consentir des options d'achat d'actions et des décisions arrêtées par le conseil, il a été attribué en 2001, 82 000 options aux 7 membres du comité exécutif.

Tableau de financement.
(En millions d'euros.)

Emplois stables	2001	2000	Ressources stables	2001	2000
Dividendes distribués			Capacité d'autofinancement de l'exercice (hors résultat sur cession d'actifs)	137,0	
Précompt mobilier					
Acquisitions d'éléments d'actif immobilisé :			Cessions d'éléments d'actif immobilisé :		
Incorporelles	500,3		Incorporelles		
Corporelles	341,2		Corporelles	6,2	
Financières			Financières		
Participations	512,4		Participations	0,9	
Créances rattachées	14,3		Créances rattachées		
Autres titres immobilisés	13,9		Autres titres immobilisés	5,6	
Prêts et dépôts	0,6		Prêts et dépôts	0,3	
Charges à répartir sur plusieurs exercices	5,3		Augmentation des capitaux propres :		
Primes de remboursement d'obligations			Capital	25,7	
			Prime de scission	476,6	
			Compte d'ordre	19,0	
			Augmentation des dettes financières	781,0	
Remboursement des dettes financières	376,8		Subventions d'équipement		
Total emplois	1 764,8		Total ressources	1 452,3	
Variation du fonds de roulement net global (ressources)			Variation du fonds de roulement net global (emplois)	312,5	

Variation du fonds de roulement net global.
(En millions d'euros.)

	2001 (1)	2000 (2)	Variations (1)-(2)	Variations 2000/1999
A. Variation exploitation :				
Stocks	531,7		531,7	
Créances d'exploitation et assimilées	236,1		236,1	
Dettes d'exploitation et assimilées	– 490,9		– 490,9	
Variation nette exploitation A.	276,9		276,9	
B. Variation hors exploitation :				
Autres débiteurs et valeurs mobilières de placement	12,0		12,0	
Fournisseurs immo. et créditeurs divers	– 63,6		– 63,6	
Variation nette hors exploitation B.	– 51,6		– 51,6	
Besoins (+) ou dégagements (–) de l'exercice en fonds de roulement A+B			225,3	
C. Variation trésorerie :				
Disponibilités	20,8	0,1	20,7	
Créances financières	112,7		112,7	
Concours bancaires et comptes banques créditeurs	– 671,2		– 671,2	
Variation nette trésorerie C.	– 537,7	0,1	– 537,8	
Variation du fonds de roulement net global A+B+C				
Ressources nettes			312,5	
Emplois nets				

N.B. : Les variations dégagées entre 2000 et 2001 ne sont pas représentatives, car la société n'avait aucune activité en 2000 (rappel : les apports de la branche sucre issus de la scission d'Eridania Béghin-Say ont pris effet le 1er janvier 2001) ; en conséquence, les données de la colonne coïncident avec les soldes de clôture 2001.

Résultats financiers de la société au cours des cinq derniers exercices.

	2001	2000	1999	1998	1997
1. Situation financière en fin d'exercice :					
Capital social (en euros)	25 668 609	38 112	38 112	38 112	38 112
Nombre d'actions émises	(1) 25 668 609	2 500	2 500	2 500	2 500
2. Résultat global des opérations (en milliers d'euros) :					
Chiffre d'affaires hors taxes	1 168 237				
Bénéfice avant impôt, amortissements et provisions	177 276	– 2	– 2	– 1	
Impôt sur les sociétés	42 872				
Bénéfice après impôt, amortissements et provisions	52 853	– 2	– 2	– 1	– 1
Montant des bénéfices distribués	(2) 43 347				
3. Résultat des opérations réduit à une seule action :					
Bénéfice après impôt, mais avant amortissements et provisions	5,27	– 0,81	– 0,87	– 0,45	– 0,17
Bénéfice après impôt, amortissements et provisions	2,07	– 0,81	– 0,87	– 0,56	– 0,29
Dividende versé à chaque action	(2) 1,70				
4. Personnel (sommes en milliers d'euros) :					
Nombre de salariés (permanents)	2 040				
Salaires et appointements	76 436				

	2001	2000	1999	1998	1997
Charges sociales sur salaires..	34 683				

(1) Dont 170 000 actions rachetées par la société (situation au 13 mars 2002).
(2) Montant proposé à l'assemblée générale du 6 juin 2002.
Nota bene :
La société n'avait aucune activité jusqu'au 31 décembre 2000 ; elle a reçu avec effet 1er janvier 2001 les apports de la branche sucre issus de la scission d'Eridania Béghin-Say en date du 30 juin 2001.

Inventaire des valeurs mobilières.

Nombre de titres	Sociétés	Valeur nette d'inventaire	% capital détenu
1°) Titres de participation et de placement de sociétés françaises dont la valeur d'inventaire est supérieure à 15 245 € par catégorie de titres ou participations :			
383 074.........	Sucrerie centrale de Cambrai	100 872 097	96,88
35 372..........	Lesaffre Frères	20 900 000	45,35
38 594..........	Distillerie de la région de Chalons	17 961 544	99,98
565 480.........	Sucrière de La Réunion	12 999 845	36,64
766 276.........	Béghin-Say Hongrie	11 681 802	100,00
69 997..........	Béghin Meiji	8 400 000	50,00
170 000.........	Béghin-Say	6 054 477	0,66
117 000.........	Nord Etbe	1 900 000	23,40
1 700...........	Société européenne des Mélasses	861 738	34,00
120 827.........	Gardel	730 945	8,88
39 412..........	Silo Sucre de Calais	600 832	33,40
81..............	GIE Trans Terminal Service	555 163	10,13
42 406..........	Sica Flandre Artois Picardie	523 051	11,91
95 598..........	Sica Pulposec Chevrières	350 960	10,00
67 495..........	Transit stockage manutention	199 929	27,00
5 990...........	Société agricole de Boiry Sainte-Rictrude	141 270	99,83
7 785...........	Sica Pulpic Abbeville	134 552	9,13
7 114...........	Sica Sodeca	125 557	8,91
7 652...........	G.I.A.C.	96 849	2,61
1 575...........	Loiret & Haentjens	54 110	0,73
40 000..........	Cereplus	40 000	25,00
40 000..........	Compagnie française de Sucrerie	40 000	100,00
20 998..........	Oceal	19 753	0,33
10 502..........	Cuma	16 010	12,90
857.............	Deshy	16 965	3,30
Total		185 277 449	
2°) Titres de participation de sociétés étrangères dont les actions ne sont pas admises à la cote officielle d'une bourse de valeurs et dont la valeur d'inventaire est supérieure à 15 245 € :			
200 110 000......	Eridania SpA (Italie)	200 110 000	100,00
899 775.........	Acucar Guarani (Brésil)	95 618 642	99,96
64 400 000.......	Eribrand SpA (Italie)	33 000 000	100,00
16 550..........	Szolnoki Cukorgyar RT (Hongrie)	1 240 074	31,10
1 500 000........	Eribins Ltd (Irlande)	1 500 000	25,00
9 998...........	Béghin-Say Espana (Espagne)	81 391	99,98
Total		331 550 107	
3°) Titres de participation de sociétés étrangères dont les actions sont admises à la cote officielle d'une bourse de valeurs		0	
4°) Autres titres de participation et de placement dans des sociétés françaises et étrangères		109 752	
5°) Bons monétaires (titres de placement)...........		5 835 830	
Valeurs mobilières nettes au 31 décembre 2001		522 773 138	

Tableau de variation des capitaux propres.
(En milliers d'euros.)

Capitaux propres au 31 décembre 2000 avant affectations (*)	72
Affectation du résultat à la situation nette...............	– 2
Capitaux propres à l'ouverture de l'exercice 2001	70
Apports reçus avec effet rétroactif au 1er janvier 2001 :	
Variation du capital..............................	25 628
Variation des autres postes........................	495 629
Capitaux propres à l'ouverture de l'exercice 2001 après apports rétroactifs	521 327
Variations en cours d'exercice :	
Variations du capital.............................	2
Variations des primes, réserves, report à nouveau	– 2
Variations des provisions réglementées	7 800
Autres variations	0
Capitaux propres à la clôture de l'exercice 2001 avant assemblée générale (**).........................	529 127
Variation totale des capitaux propres en 2001............	7 800
Dont :	
Variations dues à des modifications de structure	0
Variation des capitaux propres en 2001 hors incidence modifications de structure	7 800

(*) Non compris résultat 2000 (perte : – 2).
(**) Non compris résultat 2001 (bénéfice : 52 853).

Informations complémentaires	2001	2000
Résultat comptable........................	52 853,42	– 2,03
Variation des capitaux propres (hors effets apports)............................	7 799,92	– 2,17
Dividende proposé.........................	43 347,63	0,00

Tableau des filiales et participations.
(En milliers d'euros sauf indications contraires.)

Société ou groupe de sociétés	Capital	Réserves et report à nouveau avant résultats 01	Quote-part de capital détenue (en %)	Valeur comptable des titres détenus		Prêts et avances consentis et non rembour-sés	Montant des cautions et avals donnés par la société	Chiffre d'affaires HT du dernier exercice	Bénéfice ou perte du dernier exercice clos	Dividendes encaissés par la société au cours de l'exercice	Observations	
				Brute	Nette						Date de clôture	Ecart de réévaluation
1°) Renseignements détaillés :												
A. Filiales (50 % au moins du capital détenu par la société) :												
Eridania SpA (Italie)............	200 110 K€	10 143	100,00	200 110	200 110	112 563		604 290	– 22 345		31/12/01	

Société ou groupe de sociétés	Capital	Réserves et report à nouveau avant résultats 01	Quote-part de capital détenue (en %)	Valeur comptable des titres détenus		Prêts et avances consentis et non rembour-sés	Montant des cautions et avals donnés par la société	Chiffre d'affaires HT du dernier exercice	Bénéfice ou perte du dernier exercice clos	Dividendes encaissés par la société au cours de l'exercice	Observations	
				Brute	Nette						Date de clôture	Ecart de réévalua-tion
Eribrand SpA (Italie)	32 844 K€	201	100,00	33 000	33 000			0	1 647		31/12/01	
Béghin-Say Hongrie	11 494 K€	209	100,00	11 682	11 682			0	317		31/12/01	
Compagnie française de Sucrerie	40 K€	0	100,00	40	40			0	0		Sté en formation	
Distillerie de la région de Chalons	617 K€	5 946	99,98	17 962	17 962			35 025	1 794	1 351	31/12/01	
Béghin-Say Espana (Espagne)	60 K€	253	99,98	81	81			65 616	105		31/12/01	
Acucar Guarani (Brésil)	217 851 KBRL	- 3 839	99,96	95 619	95 619			36 429	- 1 468		31/12/01	
Société agricole de Boiry Sainte-Rictrude	96 K€	0	99,83	141	141	308		816	77		30/04/01	
Sucrerie centrale de Cambrai	4 349 K€	1 808	96,88	100 872	100 872			4 144	2 297	2 044	31/12/01	
Asi Sugar Limited (Irlande)	1 K€	0	90,00	0	0			0	0		31/12/01	
Béghin Meiji	2 100 K€	970	50,00	8 400	8 400			8 630	615	137	31/12/01	
B. Participations (10 à 50 % du capital détenu par la société) :												
Lesaffre Frères	1 248 K€	29 496	45,35	20 900	20 900			44 977	3 688	394	31/08/01	
Sucrière de La Réunion	24 695 K€		36,64	13 000	13 000					60	31/12/01	
Société européenne des Mélasses	50 K€	4 916	34,00	862	862			0	364	111	30/06/01	
Silo Sucre de Calais	1 770 K€	- 32	33,40	601	601			1 262	1		30/09/01	
Szolnoki Cukorgyar Rt (Hongrie)	5 428 000 KHUF	- 7 325	31,10	1 240	1 240	4 185		28 477	2 655		31/12/01	
Transit Stockage Manutention	1 250 K€	- 559	27,00	200	200	297		6 065	- 140		30/09/01	
Eribins Limited (Irlande)	6 000 K€	36	25,00	1 500	1 500			3 276	488		31/12/01	
Nord Etbe	7 625 K€	779	23,40	1 900	1 900			21 291	- 22	32	31/12/01	
Agrosem	290 K€	- 417	20,00	319	0			9 158	- 1 003		31/12/01	
2°) Renseignements globaux :												
A. Filiales non reprises au paragraphe 1 :												
a) Filiales françaises (ensemble)				0	0							
b) Filiales étrangères (ensemble)				0	0							
B. Participations non reprises au paragraphe 1 :												
a) Dans les sociétés françaises (ensemble)				1 507	1 507	205						
b) Dans les sociétés étrangères (ensemble)				0	0	9 408						
C. Participations dont la société détient moins de 10 % du capital :												
a) Participations françaises (ensemble)				1 221	1 221					9		
b) Participations étrangères (ensemble)				6	6							
				511 163	510 844							

Cours moyen en euro - Année 2001 : 1 BRL = 0,4351, 1 HUF = 0,00390.

B. — Comptes consolidés.

I. — Bilan consolidé au 31 décembre 2001.

(En millions d'euros.)

Actif	31/12/2001	01/01/2001 (*)
Immobilisations incorporelles	638,5	639,6
Ecarts d'acquisition	74,4	21,2
Immobilisations corporelles	598,1	591,0
Immobilisations financières :		
Titres mis en équivalence	34,2	37,5
Participations non consolidées	10,9	18,0
Autres immobilisations financières	10,8	11,6
Total	55,9	67,1
Actif immobilisé	1 366,9	1 318,9
Impôts différés nets	29,6	7,7
Stocks et en-cours	991,6	1 068,0
Créances clients	223,0	238,9
Autres créances	193,8	145,5

Actif	31/12/2001	01/01/2001 (*)
Valeurs mobilières de placement	6,7	
Disponibilités	33,3	23,5
Actif circulant	1 478,0	1 483,6
Total actif	2 844,9	2 802,5

Passif	31/12/2001	01/01/2001 (*)
Capitaux propres :		
Capital	25,6	25,7
Primes	476,6	476,7
Réserves	- 8,6	32,9
Ecarts de conversion	16,9	
Résultat net	74,9	
Capitaux propres - Part du groupe	585,4	535,3
Intérêts minoritaires	43,1	38,6
Capitaux propres de l'ensemble	628,5	573,9
Subventions d'investissement	0,2	0,2
Provisions pour risques et charges	42,3	34,9
Impôts différés nets		
Ecarts d'acquisition négatifs	207,8	213,3
Dettes financières	1 212,2	1 212,2
Dettes fournisseurs	467,4	541,1
Autres dettes	286,5	226,9
Total passif	2 844,9	2 802,5
Endettement financier net	1 169,9	1 188,7

(*) Le bilan au 1er janvier 2001 correspond au bilan d'ouverture Béghin-Say après les effets de scission d'Eridania Béghin-Say.

II. — **Compte de résultat consolidé.**
(En millions d'euros.)

	2000 pro forma affecté	Réel 2001
Produits d'exploitation :		
Chiffre d'affaires	1 910,6	1 871,8
Autres produits d'exploitation	69,2	55,3
	1 979,8	1 927,1
Charges d'exploitation :		
Achats et variations de stocks	1 039,3	1 041,3
Impôts, taxes et versements assimilés	160,5	78,9
Charges de personnel	190,4	189,2
Dotations (reprises) aux amortissements	74,0	70,5
Autres charges d'exploitation	290,5	339,4
	1 754,7	1 719,3
Résultat d'exploitation	225,1	207,8
Résultat financier	- 83,1	- 45,6
Résultat courant avant impôts	142,0	162,2
Résultat exceptionnel	- 17,1	- 37,1
Impôts sur les bénéfices	- 25,5	- 53,7
Résultat net des sociétés intégrées	99,4	71,4
Quote-part dans les résultats des sociétés mises en équivalence	1,9	2,0
Dotations aux amortissements des écarts d'acquisition	1,6	4,9
Résultat de l'ensemble consolidé	102,9	78,3
Intérêts minoritaires	- 1,7	- 3,4
Résultat net - Part du groupe	101,2	74,9
Bénéfice net par action (en euro)		2,93
Nombre moyen d'actions (après dilution) en circulation		25 535 170

(*) Le compte de résultat pro forma 2000 correspond au compte de résultat publié dans le document de présentation (document E) émis dans le cadre de la scission du groupe Eridania Béghin-Say et enregistré le 25 mai 2001 sous la référence n° 01-636 et ajusté de l'affectation des écarts de scission sur les immobilisations ainsi que de la dotation des écarts de scission.

III. — **Tableau des flux de trésorerie consolidés.**
(En millions d'euros.)

	Réel 31/12/2001	2000 pro forma Document E
Flux provenant des (affectés aux) activités opérationnelles :		
Résultat d'exploitation	207,8	223,7
Dotations aux amortissements exploitation	70,5	75,4
Dotations (reprises) aux provisions exploitation	1,0	- 34,2
Excédent brut d'exploitation	279,3	264,9
Incidence de la variation des décalages de trésorerie	- 6,6	- 69,1
Flux de trésorerie provenant de l'exploitation	272,7	195,8
Intérêts payés nets	- 45,6	- 83,1
Impôts sur les bénéfices payés	- 35,7	- 33,5
Dividendes encaissés des sociétés mises en équivalence	0,4	
Autres charges nettes décaissées	- 26,0	- 41,0
Total	165,8	38,2
Flux provenant des (affectés aux) opérations d'investissements :		
Acquisitions d'immobilisations corporelles	- 72,9	- 71,3
Acquisitions d'autres éléments de l'actif immobilisé	- 9,6	- 5,6
Cessions d'éléments de l'actif immobilisé	26,7	18,8
Subventions d'investissements reçues		
(Acquisitions) cessions de filiales consolidées	- 97,3	
Trésorerie nette des filiales acquises ou cédées	8,4	
Incidence de la variation des décalages de trésorerie	- 9,1	21,5
Total	- 153,8	- 36,6
Flux provenant des (affectés aux) opérations de financement :		
Dividendes versés aux actionnaires de Béghin-Say	- 36,5	- 89,9
Dividendes versés aux minoritaires des filiales consolidées	- 0,1	- 3,3
Titres d'autocontrôle de Béghin-Say S.A.	- 5,2	
Nouveaux (remboursements) emprunts	43,5	96,4
Incidence de la variation des décalages de trésorerie		
Total	1,7	3,2
Incidence des variations de taux de change	2,8	
Variation de trésorerie	16,5	4,8
Trésorerie à l'ouverture	23,5	18,7
Trésorerie de clôture	40,0	23,5

Le poste Trésorerie comprend les rubriques Disponibilités et valeurs mobilières de placement.

IV. — **Annexe aux comptes consolidés.**

1. – Principes comptables et méthodes d'évaluation.

1.1. Principes comptables. — Les comptes consolidés de Béghin-Say sont établis conformément au règlement 99-02 du CRC relatif aux comptes consolidés des sociétés commerciales et entreprises publiques.

Les comptes consolidés ont été arrêtés selon les principes de continuité d'exploitation.

1.2. Méthode d'évaluation consécutive à la scission du groupe EBS. — Les actifs et passifs de Béghin-Say reçus en apport sont ceux issus du traité de scission d'Eridania Béghin-Say, déterminés sur la base des valeurs réelles arrêtées par des experts indépendants. Elles tiennent ainsi compte des plus-values et moins-values de réévaluation.

Les écarts d'acquisition – positifs ou négatifs – provenant de la consolidation aux valeurs réelles ont fait l'objet d'analyse et ont été en partie affectés, aux immobilisations incorporelles et corporelles, aux actifs d'impôts différés et le cas échéant aux réserves de consolidation.

1.3. Comparabilité des données. — Les bilans des exercices 1999 et 2000 sont issus de la reconstitution a posteriori des données historiques de Béghin-Say au sein du groupe Eridania Béghin-Say.

Le bilan au 1er janvier 2001 traduit les effets de la scission du groupe Eridania Béghin-Say après affectation des écarts de scission positifs et négatifs issus de cette scission pour le Groupe Béghin-Say.

Les comptes de résultats pro forma 1999 et 2000 ont été établis à partir des comptes de résultats publiés dans le document de présentation (document E) émis dans le cadre de la scission du groupe Eridania Béghin-Say et enregistré le 25 mai 2001 sous la référence n° 01-636 et ajustés des effets de l'affectation des écarts de scission sur les immobilisations ainsi que de la dotation aux amortissements des écarts de scission résiduels. Par ailleurs, afin de faciliter la lisibilité, les chiffres retenus pour la présentation des comptes de résultats pro forma 1999 et 2000 sont la reproduction à l'identique des

chiffres publiés dans le document E en ce qui concerne les lignes « Résultat financier », « Résultat exceptionnel », « Impôts sur les bénéfices », « Quote-part dans les résultats des sociétés mises en équivalence » et « Intérêts minoritaires ».

Le tableau de variation des capitaux propres (note 12) rappelle l'impact des effets de la scission tels qu'ils sont décrits dans l'annexe 1.5.6. du document COB nº 01-636.

1.4. Méthode de consolidation. — La consolidation est réalisée à partir des comptes arrêtés au 31 décembre.

Toutes les participations significatives dans lesquelles Béghin-Say assure le contrôle exclusif, directement ou indirectement, sont consolidées selon la méthode de l'intégration globale.

Les sociétés dans lesquelles le contrôle conjoint est exercé sont consolidées selon la méthode de l'intégration proportionnelle.

Celles dans lesquelles Béghin-Say exerce une influence notable et détient directement ou indirectement plus de 20 % du capital sont mises en équivalence (note 6).

Certaines participations répondant aux critères ci-dessus ne sont pas consolidées du fait de leur faible impact (note 7).

Toutes les transactions importantes entre les sociétés consolidées sont éliminées.

1.5. Conversion des opérations et des états financiers libellés en devises. — Les opérations en devises sont converties aux taux de change en vigueur au moment de la transaction.

Les dettes, créances et disponibilités en devises sont valorisées, soit aux taux de change de clôture auquel cas l'écart de conversion dégagé est inscrit au compte de résultat, soit aux cours de l'engagement à terme lorsqu'elles ont fait l'objet d'une couverture.

Les comptes des entités étrangères sont convertis comme suit :

A l'exception des capitaux propres pour lesquels les cours historiques sont appliqués, les postes du bilan sont convertis en euros sur la base des cours officiels de change de fin d'exercice. Les postes du compte de résultat sont convertis en utilisant le cours moyen de la période.

L'écart de conversion en résultant est porté en variation des capitaux propres consolidés.

1.6. Immobilisations incorporelles. — Les marques ainsi que les quotas sucriers ne sont pas amortis.

L'évaluation des marques et des quotas sucriers est faite avec l'appui de consultants spécialisés dans ce domaine. Compte tenu de leur protection juridique, elles ne sont pas amorties, mais peuvent, en cas de recul significatif et durable faire l'objet d'une provision pour dépréciation (note 3).

Les autres immobilisations incorporelles sont amorties linéairement selon les durées de vie ci-après :

Fonds commercial : 40 ans ;
Brevets, licences : Durées variables n'excédant pas 20 ans ;
Frais d'établissement : 5 ans ;
Logiciels : Durées variables n'excédant pas 5 ans.

1.7. Frais de recherche et de développement. — Les frais de recherche et de développement sont généralement passés en charges dans l'exercice au cours duquel ils sont encourus.

Toutefois, sous réserve que les projets aient de sérieuses chances de réussite et de faisabilité technique, certains frais de développement peuvent être immobilisés et amortis sur une période ne dépassant pas 5 ans.

1.8. Ecarts d'acquisition. — L'écart de première consolidation constaté à l'occasion d'une prise de participation (différence entre le prix d'acquisition et la quote-part des capitaux propres retraités de la société consolidée à la date de l'acquisition) est, le cas échéant, affecté aux postes appropriés du bilan consolidé. L'affectation de cet écart aux éléments identifiables de l'actif et du passif se fait sur une période n'excédant pas la fin du premier exercice complet suivant l'acquisition. La partie résiduelle non affectée est portée à l'actif du bilan sous la rubrique « Ecarts d'acquisition » et est amortie sur une durée maximale de quarante ans, sauf cas spécifique pour lequel une durée inférieure serait justifiée (note 4). Dans le cas où la valeur des éléments identifiables excède l'écart de première consolidation, l'affectation est limitée à ce dernier.

1.9. Immobilisations corporelles. — Les immobilisations corporelles figurent au bilan, à leur coût d'acquisition (note 5).

Toutefois, pour celles acquises avant le 31 décembre 1976 et ayant fait l'objet de la réévaluation légale française (lois du 29 décembre 1976 et du 30 décembre 1977), la valeur réévaluée a été conservée.

L'amortissement est calculé sur leur durée de vie estimée selon le mode linéaire.

Les principales durées d'utilisation retenues sont :

Constructions industrielles	20-40 ans
Installations techniques, matériel et outillage	3-20 ans
Agencements et aménagements	10-20 ans
Mobilier de bureau	10 ans
Matériel de transport	5 ans

Lorsque le groupe est locataire d'un bien selon un contrat de location ou de crédit-bail présentant les caractéristiques d'une acquisition, la valeur vénale à la date de signature du contrat du bien est immobilisée et amortie selon la méthode ci-dessus ; la dette correspondante figure au passif.

Les frais d'entretien et de réparation sont passés en charges dans l'exercice au cours duquel ils sont encourus, excepté lorsque ceux-ci contribuent à l'amélioration de la productivité ou prolongent la durée de vie du bien.

1.10. Participations non consolidées. — Les titres de participation des sociétés non consolidées sont évalués à leur coût d'acquisition ; sous déduction éventuelle de provisions pour dépréciation. Ces dernières tiennent compte de la quote-part des capitaux propres, des perspectives de rentabilité ou des cours de bourse, le cas échéant (note 7).

1.11. Stocks et travaux en cours. — Les stocks et les travaux en cours sont évalués au prix de revient sans toutefois excéder la valeur de réalisation. Les prix de revient correspondent essentiellement aux coûts moyens pondérés qui, compte tenu de la rotation des stocks, sont proches des derniers prix de revient à la date de clôture (note 10).

1.12. Subventions d'investissement. — Elles sont inscrites au passif du bilan, et reprises en résultat au même rythme que l'amortissement des immobilisations corporelles auxquelles elles se rapportent.

1.13. Engagements de retraites et assimilés. — Le groupe comptabilise le montant de ses engagements en matières de retraite, indemnités de départs, couverture médicale, médaille du travail, prévoyance et autres engagements assimilés ; tant pour le personnel actif que pour le personnel retraité (note 14a).

1.14. Impôts. — Le montant des impôts effectivement dus à la clôture de l'exercice est corrigé des impôts différés, calculés selon la méthode du report variable sur les différences temporaires existant entre les valeurs comptables et les valeurs fiscales ainsi que sur les retraitements pratiqués en consolidation. Les impôts différés actifs, y compris ceux se rapportant aux déficits reportables, déterminés par entité fiscale, sont constatés dès lors que la probabilité de leur réalisation est établie.

Les impôts relatifs aux distributions de dividendes prévues et qui seront réalisées au cours de l'exercice suivant sont provisionnés.

Aucun impôt relatif aux réserves distribuables des filiales n'est provisionné, ces dernières ayant le caractère de détention permanente.

1.15. Instruments financiers. — Pour gérer leur risque de taux d'intérêt et leur risque de change, les sociétés du groupe utilisent différents instruments financiers mis à leur disposition.

La politique du groupe est de réduire son exposition aux fluctuations de taux d'intérêt et de change et non de spéculer.

Ces risques font l'objet d'une gestion centralisée qui permet de définir les grandes orientations en matière de couverture.

Les positions sont négociées soit sur les marchés organisés, soit sur les marchés de gré à gré avec des contreparties bancaires de premier rang.

Les résultats dégagés sur les instruments de couverture sont comptabilisés de manière symétrique aux résultats dégagés sur les éléments couverts.

Toutefois, certaines opérations d'optimisation ne répondant pas aux critères de couverture habituellement admis sont considérées comme spéculatives et soumises au traitement comptable correspondant (prise en résultat des pertes latentes).

Les intérêts courus non échus sur opérations liées au risque de taux sont évalués puis comptabilisés lors de chaque arrêté de manière à compenser le surcoût ou l'économie constatés sur les frais de l'exercice et qui sont liés au sous-jacent.

Toutes les transactions en cours à la date de clôture sont enregistrées en engagements hors bilan sans aucune compensation (note 21).

— Politique de gestion :

a) Risque de change : Les risques de change nés de l'activité commerciale sont analysés et gérés dès leur identification. Des stratégies de couvertures fermes (achats/ventes à terme) ou optionnelles, sont mises en place en fonction de la probabilité de réalisation du risque, des anticipations sur l'évolution de la devise et du sens des points de terme (report-déport).

Les risques de change nés des financements contractés par les sociétés du groupe dans des devises autres que leurs devises de compte sont habituellement couverts, soit par des recettes dans ces devises, soit au moyen de swaps de change.

A titre d'exception et sur des montants parfaitement identifiés et autorisés par le président du comité exécutif, le groupe peut réaliser un arbitrage taux d'intérêts/taux de change.

b) Risques de taux : Le risque de taux est géré devise par devise au travers d'instruments adaptés aux caractéristiques du marché de cette devise.

Le groupe utilise soit les stratégies de couverture fermes (swaps de taux, FRA), soit les stratégies de couverture optionnelles combinant en général plusieurs options (caps, floors).

En fonction de l'importance relative de chaque devise et des évolutions attendues des taux d'intérêts, le groupe se fixe pour chaque devise des objectifs en terme de volume de couverture, de durée et de répartition entre les stratégies fermes et les stratégies optionnelles.

c) Couverture matières premières : Afin de ne pas se mettre dans une position spéculative et dans le but de se prémunir au maximum contre les variations du marché mondial, le groupe a recours aux techniques de couverture sur le marché à terme de la bourse des marchandises.

1.16. Valeurs mobilières de placement. — Les titres de placement sont évalués au plus bas du prix de revient ou de la valeur de marché.

1.17. Tableau des flux de trésorerie. — La trésorerie comprend les disponibilités et les valeurs mobilières de placement, déduction faite des actions Béghin-Say détenues par la société (note 12).

2. – Périmètre de consolidation.

Les acquisitions 2001, ainsi que l'effet net de l'évolution des devises (essentiellement, le forint hongrois, et le real brésilien) ne permettent pas une comparaison directe entre les deux exercices.

A périmètre et taux de change comparables, la décroissance interne du chiffre d'affaires et du résultat d'exploitation ressort respectivement à – 75,7 millions d'euros (– 3,9 %) et – 17,5 millions d'euros (– 7,8 %).

a) Evolution du périmètre de consolidation. — Par rapport aux comptes pro forma 2000, tels qu'annexés dans le document COB nº 01-636 relatif à

la scission du groupe Eridania Béghin-Say, le périmètre de consolidation 2001 a évolué des principaux mouvements suivants :

— Entrées 2001 :

- Açucar Guarani ; société brésilienne ; consolidée par intégration globale à 100 % ; à compter du 1er octobre 2001 ;
- Olimpia ; société brésilienne ; consolidée par intégration globale à 100 % ; à compter du 1er janvier 2001 ;
- Béghin-Say Hongrie ; société française ; consolidée par intégration globale à 100 % à compter du 1er janvier 2001 ;
- Cereplus ; société française : consolidée par intégration proportionnelle à 25 % à compter du 1er juillet 2001 ;
- Solgesa (Soluzioni Gestionali Avanzate) ; société italienne ; consolidée par intégration proportionnelle à 40 % à compter du 1er janvier 2001.

— Sorties 2001 :

— Aucune sortie de périmètre au cours de l'exercice.

— En 2001, le périmètre de consolidation inclut 24 sociétés, 18 sociétés sont intégrées dont 4 proportionnellement et 6 sociétés sont mises en équivalence.

Les effets de l'entrée des entités brésiliennes dans le périmètre de consolidation au 1er octobre 2001 sont indiqués au niveau de chacun des postes du bilan et du compte de résultat au 31 décembre 2001 décrits dans les notes annexes aux comptes consolidés. L'entrée des sociétés Béghin-Say Hongrie, Cereplus et Solgesa dans le périmètre de consolidation du groupe n'a pas d'effet significatif.

b) Liste des sociétés consolidées au 31 décembre 2001 :

	Siège social	Pays	N° Siren	% de contrôle	% d'intérêts
Intégration globale :					
Béghin-Say	Thumeries	France	456 500 784	100,00	Société mère
Béghin-Say España	Madrid	Espagne		99,98	99,98
Sucrerie centrale de Cambrai	Escaudœuvres	France	300 501 053	96,89	96,89
Béghin-Say Hongrie	Thumeries	France	409 259 181	100,00	100,00
Szerencsi Cukorgyar	Szerencs	Hongrie		51,14	51,14
Szolnoki Cukorgyar	Szolnok	Hongrie		67,30	67,30
Matravideki Cukorgyar	Hatvan	Hongrie		52,79	52,79
Eridania S.p.A.	Ferrare	Italie		100,00	100,00
Cereol Silos	Ferrare	Italie		100,00	100,00
Eribrand S.p.A.	Ferrare	Italie		100,00	100,00
Industria Saccarifera Italiana Agr.	Padoue	Italie		65,00	65,00
Distillerie de la région de Châlons	Vertus	France	735 820 276	99,98	99,98
Açucar Guarani	Olimpia	Brésil		99,96	99,96
Olimpia	Olimpia	Brésil		99,96	99,96
Intégration proportionnelle :					
Eribins	Dublin	Irlande		25,00	25,00
Beghin-Meiji	Neuilly/Seine	France	349 707 646	50,00	50,00
Cereplus	Neuilly/seine	France	438 019 317	25,00	25,00
Solgesa	Ferrare	Italie		40,00	40,00
Mise en équivalence :					
Lesaffre Frères	Nangis	France	457 508 604	45,35	45,35
Nord-ETBE	Loon Plage	France	398 894 675	23,40	23,40
Sucrière de La Réunion	Sainte-Suzanne	France	315 281 832	36,64	36,64
Silo Sucre de Calais	Calais	France	410 379 150	33,40	33,40
Société européenne de Mélasse	Paris	France	775 686 520	34,00	34,00
Transit stockage manutention	Calais	France	330 376 310	27,00	27,00

3. – Immobilisations incorporelles.

(En millions d'euros)	31/12/2001			01/01/2001
	Valeurs brutes	Amortissements	Valeurs nettes	Valeurs nettes
Marques et quotas sucriers	626,3		626,3	626,3
Concessions, brevets, licences	10,3	2,9	7,4	9,0
Autres	6,3	1,5	4,8	4,3
Total	642,9	4,4	638,5	639,6

Les acquisitions de l'exercice concernent essentiellement les licences et les frais de mise en place des systèmes d'information SAP, tant en France qu'en Italie.

4. – Ecarts d'acquisition.
(En millions d'euros.)

	Ecarts d'acquisition positifs	Ecarts d'acquisition négatifs	Total
Au 1er janvier 2001 (valeurs après affectation)	21,2	– 213,3	– 192,1
Entrées, sorties de la période	44,9		44,9
Dotations de la période	– 0,5	5,4	4,9
Ecarts de conversion	8,8		8,8
Au 31 décembre 2001	74,4	– 207,8	– 133,4

La scission du groupe Eridania Béghin-Say a résulté en la création d'écarts d'acquisition positifs et négatifs sur les sociétés acquises par Béghin-Say.

Les écarts de scission positifs ont été affectés aux actifs immobilisés. Les écarts négatifs ont été imputés sur les immobilisations incorporelles puis corporelles, aux actifs d'impôts différés et en cas de reliquat, intégrés aux réserves consolidées. Par exception, les écarts négatifs sur les secteurs en cours de cession n'ont pas fait l'objet d'imputation. Les écarts de scission résiduels non affectés sont amortis sur 40 ans. Enfin, les écarts de scission non significatifs ont été totalement amortis au cours de l'exercice.

L'entrée dans le périmètre de consolidation des sociétés brésiliennes Açucar Guarani et Olimpia a donné lieu à l'enregistrement d'un écart d'acquisition positif de 44,9 millions d'euros au 1er octobre 2001, date d'entrée dans le périmètre.

Au 31 décembre 2001, le poste « Ecarts d'acquisition » s'analyse comme suit par pays :

France	20,7
Brésil	53,7
Sous-total	74,4
Italie	– 207,8
Hongrie	

Les écarts d'acquisition positifs sont présentés à l'actif du bilan et les écarts d'acquisition négatifs au passif.

5. – Immobilisations corporelles.
(En millions d'euros.)

a) Par nature :

	31/12/2001			01/01/2001
	Valeurs brutes	Amortissements	Valeurs nettes	Valeurs nettes
Terrains	56,1	– 1,9	54,2	54,3
Constructions	198,9	– 47,5	151,4	147,4
Installations techniques, matériel et outillage	572,3	– 210,9	361,4	365,0
Autres immobilisations corporelles	29,2	– 8,0	21,2	13,6
Immobilisations en cours	9,4		9,4	8,5
Avances et acomptes	0,5		0,5	2,2
Total	866,4	– 268,3	598,1	591,0

b) Variation de l'exercice :

Au 1er janvier 2001 (après affectation)	591,0
Evolution du périmètre	29,0
Investissements de la période	72,9
Cessions	– 26,8

Dotations aux amortissements	- 68,1
Ecarts de conversion et autres	0,1
Au 31 décembre 2001	598,1

6. – Titres mis en équivalence.
(En millions d'euros.)

Sociétés	Pays	% capital détenu	Quote-part des capitaux propres	
			31/12/2001	01/01/2001
Lesaffre Frères	France	45,35	16,3	20,9
Sucrière de la Réunion groupe	France	36,64	13,4	13,0
Nord ETBE	France	23,40	1,9	1,9
Autres sociétés (moins de 2 millions d'euros)			2,6	1,7
Total			34,2	37,5

7. – Participations non consolidées.
(En millions d'euros.)

	% 2001	31/12/2001	01/01/2001
Actions propres Hongrie		1,5	1,4
Gardel	8,88	0,7	0,7
Participations Sica		2,4	1,9
GIE Transterminal Services	10,12	0,6	0,6
Zeta C	100,00	3,5	6,8
Agra Societã del Seme			1,8
Agroindustriale			0,9
Autres titres		2,2	3,9
Total		10,9	18,0

8. – Autres immobilisations financières.
(En millions d'euros.)

	31/12/2001	01/01/2001
Dépôts et cautionnements	1,1	0,6
Prêts et comptes courants avec les sociétés du groupe mises en équivalence ou non consolidées	6,3	3,2
Prêts et comptes courants avec les tiers	3,4	7,8
Total	10,8	11,6

Les prêts et comptes courants avec les tiers comprennent une créance (2,3 millions d'euros) sur Specchem correspondant à une fraction du prix de vente de la société Sodes cédée en 1997 et encaissée le 3 janvier 2002. Cette créance est venue diminuer l'endettement financier net au 31 décembre 2001 (note 15 c).

9. – Actifs d'impôts différés.

La variation du poste au cours de l'exercice s'analyse de la façon suivante (en millions d'euros) :

Au 1er janvier 2001	7,7
Dotation de l'exercice	- 0,6
Conversion et virements de comptes	- 6,3
Evolution du périmètre	28,8
Au 31 décembre 2001	29,6

Le montant des actifs d'impôts différés ressort à 29,6 millions d'euros et concerne principalement l'écart d'acquisition de Açucar Guarani, déductible localement en cinq ans.

Les actifs d'impôt non reconnus au bilan s'élèvent à 3,3 millions d'euros au 31 décembre 2001 et concernent principalement l'Italie.

10. – Stocks et en-cours.
(En millions d'euros.)

	31/12/2001			01/01/2001
	Valeurs brutes	Dépréciations	Valeurs nettes	Valeurs nettes
Matières premières	72,2	- 1,0	71,2	71,7
Produits en-cours	25,6		25,6	61,3
Produits finis	898,2	- 3,4	894,8	935,0
Total	996,0	- 4,4	991,6	1 068,0

11. – Autres créances.
(En millions d'euros.)

	31/12/2001	01/01/2001
Autres créances d'exploitation	180,7	134,2
Charges constatées d'avance	10,9	11,0
Charges à répartir sur plusieurs exercices	2,2	0,3
Total	193,8	145,5

12. – Variation des capitaux propres – Part groupe.
(En millions d'euros.)

	Capital	Primes	Compte d'ordre	Réserves	Ecart de conversion	Résultat net	Total
Au 31 décembre 2000	0,04	0,04					0,1
Augmentation de capital	25,6						25,6
Primes de scission		476,6					476,6
Réserves			21,8	33,7			55,5
Au 1er janvier 2001 avant correction des effets de scission	25,7	476,7	21,8	33,7			557,8
Ajustements des effets de scission			- 21,8	- 0,7			- 22,5
Au 1er janvier 2001 après correction des effets de scission	25,7	476,7		33,0			535,3
Actions propres Beghin-Say				- 5,2			- 5,2
Dividendes distribués				- 36,5			- 36,5
Résultat de l'exercice						74,9	74,9
Ecarts de conversion					16,9		16,9
Au 31 décembre 2001	25,7	476,7		- 8,7	16,9	74,9	585,4

Le compte d'ordre (– 21,8 millions d'euros) correspond au reclassement des provisions pour risques reprises dans le cadre de la scission. Les autres effets de la scission correspondent pour l'essentiel à l'ajustement de l'affectation des indemnités de départ en retraite sur Béghin-Say S.A.

La note 1.5.6. du document E enregistré sous la référence 01-636 relatif à la scission du groupe Eridania Béghin-Say explicite le passage entre les capitaux propres historiques du groupe répartis par secteur d'activité et les capitaux propres après scission de chaque société bénéficiaire, en détaillant les effets de cette scission. L'affectation des écarts de scission intervenue au cours de l'exercice 2001, et leur impact sur les principaux postes de l'actif immobilisé sont détaillés ci-après (en millions d'euros).

	Document E (Annexe 1.5.6)	Affectations	Valeurs après effet des affectations	Valeurs historiques	Reclassements	Valeurs réévaluées au 01/01/01
Capitaux propres historiques	356,5		356,5			
Coûts de scission	- 7,8		- 7,8			
Réévaluation des actifs :						
Marques	54,9	38,6	93,5			

	Document E (Annexe 1.5.6)	Affectations	Valeurs après effet des affectations	Valeurs historiques	Reclassements	Valeurs réévaluées au 01/01/01
Quotas	203,4	92,3	295,7			
Autres immobilisations incorporelles		- 0,7	- 0,7			
Immobilisations incorporelles	258,3	130,2	388,5	248,0	3,1	639,6
Terrains	14,5		14,5			
Contructions	5,4		5,4			
Autres immobilisations corporelles		- 14,5	- 14,5			
Immobilisations corporelles	19,9	- 14,5	5,4	584,2	1,4	591,0
Stocks	9,7		9,7	1 058,3		1 068,0
Ecarts de scission (*)	- 91,9	- 117,3	- 209,2	22,9	- 5,8	- 192,1
Autres effets de scission :						
Provision pour retraite Béghin-Say France		- 0,5	- 0,5			
Autres provisions pour risques (**)		- 20,4	- 20,4			
Autres actifs / Passifs nets	13,1		13,1			
Capitaux propres après scission	557,8	- 22,5	535,3			

(*) L'écart de scission avant affectation se composait d'un écart de scission positif pour la France (+ 110 millions d'euros), et de deux écarts de scission négatifs pour l'Italie (- 181 millions d'euros) et la Hongrie (- 21 millions d'euros). L'écart de scission négatif résiduel après affectations concerne exclusivement l'activité italienne, en cours de cession au 31 décembre 2001.

(**) Dont compte d'ordre - 21,8 millions.

Le capital social est composé, au 31 décembre 2001, de 25 668 609 actions au nominal de 1 €.

Au 31 décembre 2001, 170 000 actions sont détenues par la société et sont classées au bilan en réduction des capitaux propres.

Conformément à l'autorisation donnée lors de l'assemblée générale annuelle du 30 juin 2001, le conseil d'administration a attribué à certains cadres du groupe, des options donnant droit à l'achat d'actions existantes de la société Béghin-Say réparties comme suit :

Attributions	169 700
Nombre de personnes	88
Droit d'exercice	11 septembre 2005 (*)
Prix unitaire	38,66 €

(*) Sauf cas de levée anticipée prévu à l'article 4.2. du règlement du plan d'options d'achat d'actions (dissolution, mise en œuvre d'une procédure d'offre publique, changement de contrôle).

13. – Intérêts minoritaires.
(En millions d'euros.)

Au 1er janvier 2001	38,6
Résultat de l'exercice	3,4
Dividendes	- 0,1
Acquisitions, cessions et changements de méthode de consolidation	0,1
Conversion	1,1
Au 31 décembre 2001	43,1

Les mouvements de périmètre correspondent à l'entrée en consolidation de Açucar Guarani et Olimpia.

14. – Provisions pour risques et charges.

Après reconstitution des provisions pour risques et charges reclassées en compte d'ordre au 31 décembre 2000, l'analyse des provisions pour risques et charges du 1er janvier au 31 décembre 2001 est la suivante (en millions d'euros) :

	01/01/01	Dotations	Reprises	Périmètre et conversion	31/12/01
Engagements de retraite et assimilés (note a)	10,5	2,5	- 0,6		12,4
Restructurations (note b)	7,1	5,9	- 5,7		7,3
Autres risques et charges (note c)	17,3		- 5,7	11,0	22,6
Total	34,9	8,4	- 12,0	11,0	42,3

a) Retraite, indemnités de départ, couverture médicale, prévoyance et autres engagements assimilés. — Toutes les sociétés du groupe de plus de 20 salariés ont fait l'objet d'une évaluation actuarielle des engagements.

Un cadre actuariel uniforme (hypothèses et méthodes) a été défini par le groupe avec l'appui de consultants externes pour toutes les évaluations d'engagements.

Ce cadre est conforme à celui recommandé par la doctrine et principes internationaux.

Les résultats de l'évaluation au 31 décembre 2001 sont détaillés dans le tableau ci-dessous (en millions d'euros) :

	Juste valeur des actifs du régime	Valeur actualisée des obligations	Situation financière Surplus/(déficit)
Régimes de retraite	14,4	22,7	- 8,3
Autres avantages à long terme		2,1	- 2,1
Indemnités de fin de contrat de travail (Italie)		17,5	- 17,5
Total	14,4	42,3	- 27,9

Conformément à la doctrine comptable pour les régimes de retraite, les régimes de prévoyance postérieurs à l'emploi ainsi que les indemnités de fin de contrat de travail en Italie, les gains et les pertes d'expérience et l'impact des modifications des régimes de retraite ne sont pas reconnus immédiatement au bilan.

En effet, pour ces régimes, les gains et les pertes d'expérience en dehors du corridor de 10 %, sont étalés sur la durée de vie résiduelle des participants et les modifications de régime sur la période d'acquisitions des droits.

La provision au bilan ainsi que les montants non reconnus s'analysent comme suit (en millions d'euros) :

	Situation financière Surplus/(déficit)	Gains/(pertes) d'expérience non reconnus	Provision au bilan Actifs/(dettes)
Régimes de retraite	- 8,3	- 1,9	- 10,2
Autres avantages à long terme	- 2,1		- 2,1
Indemnités de fin de contrat de travail (Italie)	- 17,5		- 17,5
Total	- 27,9	- 1,9	- 29,8

Le montant de la provision pour engagements de retraites et assimilés comptabilisé au 31 décembre 2001 ressort à 29,8 millions d'euros dont 12,4 millions d'euros au titre des retraites et assimilés et 17,5 millions d'euros d'indemnités de fin de contrat de travail dues aux salariés de nos filiales italiennes.

Bien que dénommée provision pour indemnités, elle est classée sous la rubrique « Dettes d'exploitation » à long terme au regard du caractère irréversible et affectable.

Les taux annuels moyens utilisés pour les évaluations actuarielles ont été :

— Taux d'actualisation .... 5,8 %
— Augmentation future des salaires .... 3,6 %

Ils correspondent à la moyenne des taux utilisés pour chaque évaluation pondérés par la valeur actualisée des obligations.

b) Restructurations. — Le montant des restructurations provisionnées au 31 décembre 2001 ressort à 7,3 millions d'euros et s'analyse comme suit :

France	3,8
Italie	3,2
Hongrie	0,3
Total	7,3

c) Autres risques et charges. — Les provisions pour autres risques et charges comprennent principalement des provisions liées aux remises en état de sites industriels en Italie (2,8 millions d'euros) et des provisions liées à l'acquisition au Brésil de Açucar Guarani (11 millions d'euros), ces dernières ayant été affectées aux écarts d'acquisition.

d) Litiges en cours :

— Début 1997, le conseil de la concurrence suite à une enquête en 1993 et 1994, a notifié à Eridania Béghin-Say, ainsi qu'à d'autres sociétés, des griefs relatifs à certaines pratiques relevées sur le marché du sucre.

Béghin-Say a reçu le 26 septembre 2001 notification du rapport établi par le rapporteur au conseil de la concurrence. En réponse à ce rapport, Béghin-Say a adressé au conseil de la concurrence un mémoire, déposé le 7 décembre

2001, dans lequel Béghin-Say a repris et développé les arguments formulés dans ses observations écrites du 27 mars 1997. Elle a en outre mis en avant l'argument selon lequel la prescription de la procédure serait acquise au profit de Béghin-Say dès lors (i) qu'aucun acte interruptif de prescription n'a été accompli par le conseil depuis le 31 mars 1998 et (ii) qu'au vu de la dernière jurisprudence de la Cour de cassation la suspension du cours de la prescription à son égard ne pourrait pas être valablement invoquée par le ministre de l'économie et des finances.

En raison des objections formulées, aucune provision n'est constituée au titre de ce litige dans les comptes au 31 décembre 2001.

— La société Ducros et ses filiales ont été cédées au groupe McCormick courant 2000. Dans le cadre de la procédure d'ajustement de prix prévue par le contrat de cession, la société McCormick & Company Inc. a notifié le montant de cet ajustement de prix à Eridania Béghin-Say. Cereol, société bénéficiaire de l'activité huile, a repris les engagements liés à ce litige. McCormick a formé opposition, à l'occasion de la scission d'Eridania-Béghin-Say, à l'encontre des quatre sociétés bénéficiaires de la scission : Béghin-Say, Cerestar, Cereol, Provimi.

— Dans le cadre de la scission, Cereol a reçu un emprunt privé américain de 164 millions de dollars. Certains prêteurs ont également formé opposition, à l'occasion de la scission d'Eridania Béghin-Say, à l'encontre des quatre sociétés bénéficiaires de la scission. Ce litige a fait l'objet d'une transaction entre Cereol et les prêteurs au cours du second semestre 2001, sans incidence pour Béghin-Say.

— A la connaissance de la société, il n'existe pas d'autre fait exceptionnel ou litige susceptible d'avoir une incidence significative sur la situation financière, le résultat, l'activité ou le patrimoine de la société ou du groupe.

15. – Dettes financières.

a) Caractéristiques. — Le groupe utilise trois sources de financement : les émissions obligataires (de type classique et EMTN – Euro Medium Term Notes), les billets de trésorerie court terme et les emprunts bancaires.

Emprunts obligataires :

	S&P /Moody's	Date d'émission	Echéance	Avant swap d'émission	En millions d'euros
Euro Médium Term Notes (9 émissions) ..	BBB+/Baa 1	1996/2000	2002/2008		168,8
Emission Eurolires	BBB+	1997	2004	Libor + 0,25 %	170,2
Obligation indexée		1998	2006	Euribor-0,37 %	45,7
Obligations réservées personnel BS					14,2
Intérêts courus ...					1,1
Sous-total ...					400,0

Billets de trésorerie : Ces émissions bénéficient d'une notation court terme A2 Standard and Poor's et P2 pour Moody's.

L'en-cours au 31 décembre 2001 est de (millions d'euros) 596,2

Emprunts bancaires : le solde du financement provient d'emprunts bancaires : crédits moyen et long terme en France, en Italie et au Brésil.

L'en-cours au 31 décembre 2001 est de (millions d'euros) 216,0

Total 1 212,2

b) Echéancier des dettes financières :

(En millions d'euros)	Emprunts obligataires	Autres emprunts	Total 31/12/01
Moins d'un an...........	112,8	329,1	441,9
De un à cinq ans (01/01/03-31/12/06)	277,7	483,0	760,7
Plus de cinq ans (31/12/2006)	9,5	0,1	9,6
Total	400,0	812,2	1 212,2

Béghin-Say et ses filiales bénéficient de lignes de crédits confirmées à moyen et long terme. Le solde non utilisé de ces lignes de crédit à la date de clôture permettrait au groupe de refinancer à plus d'un an ses dettes financières à court terme dans leur totalité. En conséquence, les autres emprunts ont fait l'objet d'un reclassement à long terme à concurrence du montant de 400 millions d'euros.

c) Endettement financier net (en millions d'euros) :
— Mode de calcul

Dettes financières	1 212,2
Créance sur cession (note 8)..........................	– 2,3
Disponibilités..	– 33,3
Valeurs mobilières de placement (hors actions Béghin Say détenues – note 12)................................	– 6,8
Total...	1 169,9

Le résultat financier qui ressort à – 45,6 millions d'euros correspond essentiellement aux charges financières relatives aux dettes financières décrites au point a), ainsi qu'aux apports du résultat financier de Eridania Béghin-Say au 30 juin 2001 ; ces apports étant proportionnels à la dette d'Eridania Béghin-Say reprise par Béghin-Say. Le résultat financier net inclut également des différences de changes qui ne sont pas significatives.

— Sensibilité : Sur la base de l'endettement net au 31 décembre 2001 et de la répartition de la dette fixe/variable indiquée ci-dessous, une variation générale de même sens de 1 % des taux d'intérêts dans les devises d'endettement du groupe aurait un impact positif de 7,8 millions d'euros ou négatif de – 5,5 millions d'euros sur le résultat financier compte tenu des opérations d'achats de Caps et swap de taux en vigueur.

— Risque de taux : Répartition taux fixe/taux variable de l'endettement financier net par devises après utilisation des instruments financiers.

Devises (après swap de change)	Taux variable	Moins d'un an	Taux fixe de un à 5 ans	Plus de 5 ans	Taux fixe moyen	Endettement financier net	Valeur de marché
Euros.......	(**) 749,1	66,4	312,7	1,7	4,40 %	1 129,9	1 131,7
Forints hongrois	42,4					42,4	42,4
Autres (*) ...	– 2,4					– 2,4	– 2,4
Total ...	789,1	66,4	312,7	1,7		1 169,9	1 171,7

(*) BRL.
(**) Dont 350 millions d'euros couverts par des produits optionnels caps et swaps participatifs.

L'écart entre la valeur comptable et la valeur marché provient essentiellement de swaps payeurs de taux fixe à des niveaux supérieurs aux taux du marché au 31 décembre 2001. Ces swaps arrivent à échéance courant 2002.

La valeur de marché des emprunts à taux fixe et des contrats d'échange de taux, d'achats de cap et de swaps participatifs représente ce que Béghin-Say recevrait ou paierait pour dénouer à la date de clôture les contrats en cours, en prenant en compte les taux d'intérêts courants.

16. – Autres dettes.
(En millions d'euros.)

	2001	2000
Autres dettes d'exploitation.............	273,1	208,2
Dettes sur immobilisations	10,9	16,3
Produits constatés d'avance.............	2,5	2,4
	286,5	226,9

17. – Ventilation du chiffre d'affaires.

a) Par zone géographique et destination (en millions d'euros) :

	France	Autres pays U.E.	Autres pays d'Europe	Amérique du Sud	Reste du monde
2001	876,7	698,1	124,8	23,5	148,7
2000	881,4	703,1	108,9	1,7	215,5

b) Par secteur d'activité (en millions d'euros) :

	2001	2000
Sucre................................	1 812,9	1 860,9
Alcool...............................	57,1	46,5
Divers...............................	1,8	3,2
Total..............................	1 871,8	1 910,6

18. – Frais de recherche et de développement.

Les frais de recherche et de développement comptabilisés en charge au cours de l'exercice 2001 se sont élevés à 5,0 millions d'euros contre 4,4 millions d'euros en 2000.

19. – Résultat exceptionnel.
(En millions d'euros.)

	2001	2000
Plans de restructuration	– 6,1	– 5,0
Plus (moins)-values sur cessions d'éléments de l'actif..........................	– 2,2	– 0,3
Charges de régionalisation Italie 1996		– 7,9
Participation des salariés	– 5,4	
Autres produits (charges) – net	– 23,4	– 3,9
Total	– 37,1	– 17,1

Les autres charges exceptionnelles comprennent principalement des frais relatifs à la scission, et en particulier le coût de refinancement de la dette pour 9,4 millions d'euros, la dépréciation de la créance sur le prêt obligataire Specchem pour 5,3 millions d'euros, et la dépréciation de la participation dans Zeta C pour 2,8 millions d'euros.

20. – Impôts sur les bénéfices.

a) Analyse de la charge d'impôts (en millions d'euros) :

	2001
Impôts sur les résultats	– 53,1
Impôts différés	– 0,6
Total	– 53,7

En France, l'impôt sur les bénéfices tient compte de la contribution exceptionnelle instaurée en 1995 ainsi que de la nouvelle contribution sociale sur les bénéfices de 3,3 % au 1er janvier 2000. L'effet cumulé de ces contributions ressort à 3,9 millions d'euros.

En Italie, la charge d'impôts sur les bénéfices comprend l'impôt dénommé Irap, conformément à la recommandation comptable, pour un montant de 1,9 million d'euros.

Au Brésil, l'impôt comprend l'impôt forfaitaire (Refis), pour un montant de 1,1 million d'euros.

b) Analyse du taux effectif (en %). — Le taux effectif apparent 2001 ressort à 43 % et s'analyse comme suit :

Taux légal d'imposition en France	33,0 %
Impact de la contribution exceptionnelle en France, de l'Irap en Italie et de l'impôt forfaitaire au Brésil	3,5 %
Non reconnaissance de la totalité des reports fiscaux en Italie	6,5 %
Taux effectif d'impôts	43,0 %

21. – Engagements financiers.

a) Couvertures en devises (en millions d'euros) :

Taux et change	
Engagements réciproques (*)	1 135,2
Engagements reçus (**)	200,0
Total	1 335,2

(*) Ce chiffre comprend :

— Pour 9 % des engagements d'achats et ventes à terme de devises en couverture des opérations commerciales dont le débouclement interviendra dans un délai de 1 à 16 mois.

En effet, l'activité commerciale du groupe a généré des risques de change d'un montant équivalent à environ 6 % du chiffre d'affaires. La plupart de ces risques sont récurrents et sont par conséquent connus et gérés avant facturation. Sur la base des taux de change et d'intérêts en vigueur au 31 décembre 2001, l'annulation de l'ensemble de ces couvertures de change commerciales ferait ressortir un résultat négatif de 0,1 million d'euros,

— Pour 3 % des engagements d'achats à terme en couverture d'emprunt en USD (EMTN)

— Pour 88 % des swaps de taux en couverture des risques de taux d'intérêts (durée variable de 1 mois à 7 ans).

(**) Ce chiffre comprend essentiellement des achats de Caps avec barrière désactivante à 5,50 %.

b) Couvertures matière. — Les sociétés de Béghin-Say couvrent leurs engagements de ventes de sucres à l'exportation (hors Union européenne pour la France) sur le marché à terme de Londres.

Au 31 décembre 2001, les engagements pris s'analysent comme suit :

	Volumes (en milliers de tonnes)	Valeur contractée (en millions d'euros)	Valeur de marché (en millions d'euros)
Achats à terme de sucre	130	31,1	33,5
Ventes à terme de sucre	142	36,3	37,7

c) Autres engagements (en millions d'euros) :

	2001
Avals, cautions et contre-garanties donnés en faveur de tiers	(*) 137,5
Avals, cautions et contre-garanties donnés en faveur de sociétés liées	23,7
Avals et cautions reçus de tiers	7,6
Dettes garanties par des sûretés réelles (essentiellement hypothèques)	3,1
Engagements sur immobilisations industrielles et financières	

(*) Dont 20,1 millions d'euros seraient supportés par Provimi, Cereol et Cerestar au titre du traité de scission.

22. – Rémunération des organes d'administration et de direction. (En millions d'euros.)

	2001
Organes d'administration	0,7
Organes de direction	0,5

La rémunération des organes d'administration et de direction comprend toutes les rémunérations directes et indirectes versées par des sociétés membres du groupe Béghin-Say.

Les jetons de présence dus aux administrateurs pour l'exercice 2001 ont été versés en 2002.

Dans le cadre de l'autorisation donnée par l'assemblée générale du 30 juin 2001 de consentir des options d'achat d'actions et des décisions arrêtées par le conseil, il a été attribué en 2001, 82 000 options aux 7 membres du comité exécutif.

23. – Effectif.

a) Effectif de clôture par catégorie :

	31/12/2001
Dirigeants	38
Autres cadres	426
Employés	1 015
Ouvriers	3 779
Total	5 258

b) Effectif de clôture par pays :

	31/12/2001
France	2 021
Italie	1 169
Hongrie	661
Brésil	1 407
Total	5 258

24. – Informations sectorielles. (En millions d'euros.)

2001	France	Italie	Hongrie	Brésil	Divers	Total
Chiffre d'affaires	1 277,5	869,0	130,3	43,3	0,8	2 320,9
Chiffre d'affaires intra-groupe	105,4	284,3	52,0	7,2		448,9
Chiffre d'affaires hors groupe	1 172,0	584,7	78,3	36,0	0,8	1 871,8
Résultat d'exploitation	195,8	1,8	10,0	0,1	0,1	207,8
Dépenses d'investissement	35,8	27,2	6,7	3,2	0,0	72,9
Immobilisations corporelles	307,9	226,0	27,8	36,4	0,0	598,1
Stocks et en-cours	521,9	387,9	59,9	21,9	0,0	991,6

2000	France	Italie	Hongrie	Divers	Total
Chiffre d'affaires	1 290,1	852,0	121,0	1,0	2 264,1
Chiffre d'affaires intra-groupe	81,7	221,1	50,7		353,5
Chiffre d'affaires hors groupe	1 208,4	630,9	70,3	1,0	1 910,6
Résultat d'exploitation	205,8	8,5	10,5	0,3	225,1
Dépenses d'investissement	41,5	24,8	5,0	0,0	71,3
Immobilisations corporelles	315,9	252,8	22,3	0,0	591,0
Stocks et en-cours	578,4	452,4	37,2	0,0	1 068,0

15908

Say

Quarterly Newsletter

March 31, 2002

Results for the three months ended March 31, 2002 (EUR million)

(unaudited)	Three months to March 31, 2001*	**Three months to March 31, 2002**	% change
Sales	431.6	**444.7**	+3.0%
Operating income	29.9	**33.5**	+12.0%
Net interest expense	(13.5)	**(11.1)**	
Pre-tax income from continuing operations	16.4	**22.4**	-36.6%
Net non-recurring income (expense)	(3.0)	**(1.5)**	
Corporate income tax	(6.3)	**(9.1)**	
Net income (Group share)	7.8	**14.3**	+83.3%
Shareholders' equity (including minority interests)	547.8	**643.6**	
Net indebtedness	1,210.0	**1,218.0**	
Net debt-to-equity ratio	2.21	**1.89**	

* *Pro forma figures*

Notes to the consolidated financial statements

Accounting policies

The quarterly consolidated financial statements have been prepared using the same accounting principles and valuation methods as those used for the annual financial statements, in accordance with:

- Regulation No. 99-02 of the French Accounting Standards Committee (CRC) governing the consolidated financial statements of commercial and public sector companies.
- Recommendation No. 99.R.01 of the National Accounting Board (CNC) relating to interim financial statements.

Valuation methods

The assets and liabilities acquired by Béghin-Say in 2001 are those described in the Eridania Béghin-Say demerger agreement. They have been valued on the basis of fair values as appraised by independent experts and therefore incorporate any revaluation differences, positive or negative.

Positive and negative differences arising from the application of the purchase method to account for the businesses acquired through the demerger have been analysed and allocated, to the extent possible, to identifiable intangible assets, property, plant and equipment and deferred tax assets. Any negative differences remaining after these allocations have been written off against reserves.

Seasonal influence

Interim sales and operating income may be affected by the seasonal nature of some sales segments and of sugar production. Inter-campaign costs incurred before the start of the new campaign are recorded in the balance sheet under deferred charges and are written off to the income statement when production begins. Consequently, the interim results are not affected by the cost of future production campaigns.

Period-on-period comparisons

The pro forma income statement for the year ended on December 31, 2001 reflects the impact of demerger goodwill on fixed assets, as well as amortisation of residual demerger goodwill. A detailed balance sheet at March 31, 2001 is not presented, since the impact of the demerger and the demerger goodwill was recognised in the second half of 2001 and as of June 30, 2001 for the financial statements published.

Contents

Comments on the Consolidated Financial Statements
for the Three Months Ended March 31, 2002

The inclusion of Brazilian subsidiary Açucar Guarani in the scope of consolidation from October 1, 2001 added EUR 31.5 million to sales and EUR 8.0 million to operating income in first-quarter 2002 compared with the prior-year period. The Hungarian forint's strength against the euro added EUR 1.3 million to sales and EUR 0.1 million to operating income.

Sales increased 3.0% to EUR 444.7 million. At constant exchange rates and scope of consolidation (excluding Brazil), however, they were down 4.2% from March 31, 2001, mainly due to temporarily lower sales in France and Italy, which were only partly offset by higher sales in Hungary.

Operating income rose by 12.0% to EUR 33.5 millions from EUR 29.9 million in the first three months of 2001. At constant exchange rates and scope of consolidation (excluding Brazil), it contracted 11.8% for the same reasons as sales. In addition, higher costs adversely impacted results in Italy.

Net interest expense amounted to EUR 11.1 million, compared with EUR 13.5 million in the first three months of 2001. This decline in net interest expense mainly reflects a financing rate specific to Béghin-Say, which is lower than the average rate for the Eridania Béghin-Say Group used when preparing the 2001 pro forma financial statements.

As a result of the above items, **pre-tax income from continuing operations** increased 36.6% to EUR 22.4 million from EUR 16.4 million at March 31, 2001.

Net non-recurring expense amounted to EUR 1.5 million as opposed to EUR 3.0 million at March 31, 2001. Net non-recurring expense primarily concerned Béghin-Say employee profit sharing in France.

Corporate income tax totalled EUR 9.1 million versus EUR 6.3 million at March 31, 2001. This increase can primarily be attributed to improved income from continuing operations.

After adding the EUR 0.5 million contribution from companies accounted for by the equity method, EUR 0.8 million in goodwill amortisation and EUR 1.2 million in minority interests, **net income (Group share)** came to EUR 14.3 million compared with EUR 7.8 million at March 31, 2001.

At March 31, 2002, **consolidated shareholders' equity** including minority interests stood at EUR 643.6 million, compared with EUR 547.8 million one year earlier and EUR 628.5 million at December 31, 2001.

After deducting cash of EUR 32.8 million and marketable securities of EUR 35.5 million, excluding treasury shares owned by Béghin-Say, the Group's **net indebtedness** at March 31, 2002 came to EUR 1,218.0 million, compared to EUR 1,201.0 million one year earlier and EUR 1,169.9 million at December 31, 2001. It should be noted that net indebtedness is traditionally highest at March 31, the date on which payment is made for the entire sugar beet harvest.

The **net debt-to-equity ratio** at March 31, 2002 was 1.89, compared with 2.21 at March 31, 2001. The sale of the Group's Italian assets, which was finalised on April 10, 2002, after the first-quarter financial statements were closed, reduced consolidated net indebtedness (which stood at EUR 1,218.0 million at March 31, 2002) by approximately EUR 410 million. This produced a significant decrease in the consolidated net debt-to-equity ratio.

Significant events during the first three months of 2002

January: The Board of Directors of Béghin-Say confirmed the benefits of a potential disposal of the Group's Italian assets and continued examining bids made in this regard.

March: The Béghin-Say Group announced that it had begun exclusive negotiations with the Sadam/CO.PRO.B./Finbieticola consortium for the sale of its sugar assets in Italy.

Subsequent events

April: The Béghin-Say group announced that on April 10, 2002 it had finalised the sale of its entire interest in the Eridania Group to SaCoFin, a holding company owned equally by Italy's Sadam, CO.PRO.B and Finbieticola, for EUR 270 million excluding debt. After Eridania's borrowings are taken into account, the transaction will reduce the Béghin-Say Group's net indebtedness by approximately EUR 410 million.

Review by Business Segment

Sales by country (reported data)

in EUR millions	3 months 2001*	**3 months 2002**	**Change EUR m**
Sugar and Alcohol France	269.5	**251.3**	-18.2
Sugar and Alcohol Italy	146.6	**139.5**	-7.1
Sugar Hungary	14.9	**22.2**	+7.3
Sugar and Alcohol Brazil	-	**31.5**	+31.5
Other	0.6	**0.2**	-0.4
TOTAL	431.6	**444.7**	+13.1

** Pro forma figures*

Operating income by country (reported data)

in EUR millions	3 months 2001*	**3 months 2002**	**Change EUR m**
Sugar and Alcohol France	28.3	**27.6**	-0.7
Sugar and Alcohol Italy	0.3	**(3.8)**	-4.1
Sugar Hungary	1.0	**1.9**	+0.9
Sugar and Alcohol Brazil	-	**8.0**	+8.0
Other	0.3	**(0.2)**	-0.5
TOTAL	29.9	**33.5**	+3.6

** Pro forma figures*

Sugar and Alcohol France

in EUR millions		3 months 2001*	**3 months 2002**	% change
Sales		269,5	**251,3**	-6.8%
	Sugar	*260.2*	***242.8***	
	Alcohol	*9.3*	***8.5***	
Operating income		28.3	**27.6**	-2.5%
Operating margin		10.5%	**11.0%**	

** Pro forma figures*

Volumes sold at March 31, 2002 were down from the prior-year period as a result of lower production in the 2001/2002 campaign, resulting in a lower volume of non-quota sugar for sale in 2002. This decline was partly offset by higher quota sugar sales within the European Union.

Selling prices in the domestic market increased over the first quarter of 2001, while export prices to third countries were adversely affected by the elimination of the storage levy on July 1, 2001. The operating margin increased to 11%.

Sugar and Alcohol Italy

in EUR millions		3 months 2001*	**3 months 2002**	% change
Sales		146.6	**139.5**	-4.8%
	Sugar	*141.6*	***134.8***	
	Alcohol	*5.0*	*4.7*	
Operating income		0.3	**(3.8)**	n.m.
Operating margin		0.2%	**-2.7%**	

* *Pro forma figures*

Sales volumes contracted, mainly in the industrial segment, as imports from Balkan countries continued to compete with domestic production.

Selling prices slightly declined over the period compared with the first quarter of 2001. The operating margin was adversely impacted by higher production costs for the last campaign — affected by the low volume produced — and by higher distribution costs.

Sugar Hungary

in EUR millions		3 months 2001*	**3 months 2002**	% change
Sales		14.9	**22.2**	+48.9%
	Sugar	*14.9*	*22.2*	
	Alcohol	-	-	
Operating income		1.0	**1.9**	+90.0%
Operating margin		6.7%	**8.6%**	

* *Pro forma figures*

Sales volumes were up due to exports made necessary by the abundant production of the 2001/2002 campaign. Higher selling prices, especially in domestic sales, and the Hungarian forint's strength in relation to the euro contributed to the growth in sales. The increase in volumes combined with this favourable currency trend were the main reasons for the growth in operating income and, above all, the significant improvement in operating margin, which rose to 8.6% from 6.7% in the prior-year period.

Sugar and Alcohol Brazil

in EUR millions	3 months 2001*	**3 months 2002**	% change
Sales	-	**31.5**	n.a.
Sugar		*26.9*	
Alcohol		*4.6*	
Operating income	-	**8.0**	n.a.
Operating margin	-	**25.4%**	

** Pro forma figures*

Despite tough competition, sales volumes were up in the domestic market and met export objectives. After declining in line with world prices, selling prices stabilised at the end of the period. The 2001/2002 campaign was very good, which resulted in the operating margin, bolstered by the good performance of alcohol, reaching a very satisfactory level.

* *
*

Outlook

The outlook for 2002 is, on the one hand, determined by the campaigns completed at end-2001, which supply, at least in Europe, the bulk of this year's sales volume. The excellent performance of the Hungarian and Brazilian campaigns is expected to offset the less satisfactory results of the French campaign. In addition, however, Béghin-Say's operations in Brazil, where the campaign is forecast to be abundant, are now contributing to the Group's results, although this abundant harvest could bring down world sugar prices and, as a result, erode margins. In France, the limited amounts of non-quota sugar produced in the 2001/2002 campaign leave the Group only moderately exposed to the impact of a potential fall in prices.

The 2002 results will also depend on the volumes and financial performance of future campaigns, as well as on fluctuations in world prices and prices at year-end, which determine the balance sheet value of non-quota sugar inventories. Without predicting how these factors will impact results, the Group is nonetheless confident in its ability to improve return on capital employed in 2002 in light of the changes to its scope of consolidation.

Forthcoming results announcements (approximate dates)
2002 interim sales: August 7, 2002
2002 interim results: September 9, 2002

The quarterly results are also available on the Group's website
http://www.beghin-say.com

Financial Information
Renaud Wattinne, Finance Director

Shareholder/Investor Relations
Olivier Leduc, Financial Communication Director
Tel.: +33 (0)1 41 43 10 45 Fax: +33 (0)1 41 43 11 56
E-mail: oleduc@fr.beghin-say.com

BEGHIN - SAY

CONSOLIDATED BALANCE-SHEET

December, 31th 2 0 01	ASSETS	March, 31th 2 0 0 2 (unaudited)
	Current assets	
33,3	Cash and cash equivalents	32,8
6,7	Marketable securities	35,5
223,0	Trade receivables, net of allowances	204,0
991,6	Inventories and work-in-process	728,0
29,6	Net Deffered Taxes	26,3
193,8	Other current assets	209,0
1 478,0	**Total current assets**	**1 235,6**
	Tangible and intangible assets	
598,1	Property, plant and equipment	607,8
74,4	Goodwill	74,8
638,5	Intangible assets	637,7
	Financial assets	
34,2	Investments accounted for by the equity method	34,4
10,9	Non-consolidated investments	13,0
10,8	Other financial assets	9,3
1 366,9	**Total non-current assets**	**1 377,0**
2 844,9	**Total assets**	**2 612,6**

BEGHIN - SAY

CONSOLIDATED BALANCE-SHEET

(in millions of EUR)

December, 31th 2 0 01	LIABILITIES	March, 31th 2 0 0 2 (unaudited)
	Liabilities	
467,4	Trade payables	146,6
1 212,2	Financial borrowings	1 286,3
42,3	Provisions for risks and charges	41,2
0,2	Investment subsidies	0,2
207,8	Badwill	206,5
286,5	Other current liabilities	288,2
2 216,4	**Total current liabilities**	**1 969,0**
	Shareholder's equity	
25,6	Capital	25,6
559,8	Paid-in surplus, accumulated earnings	576,0
43,1	Minority interests	42,0
628,5	**Total shareholder's equity**	**643,6**
2 844,9	**Total liabilities and shareholder's equity**	**2 612,6**
1169,9	Net Financial Debt	1218,0

December, 31th 2 0 01		March, 31th 2 0 0 2 (unaudited)	March, 31th 2 0 0 1 *proforma* (unaudited)
	Revenues		
1 871,8	. Net Sales	**444,7**	**431,6**
55,3	. Other operating revenues	4,3	14,3
1 927,1	**Total revenues**	449,0	445,9
	Operating expenses		
1 041,3	. Purchases and changes in inventories	331,4	342,3
78,9	. Taxes not related to income	17,3	
189,2	. Payroll expenses	21,6	17,3
70,5	. Depreciation and amortization	5,6	4,1
339,4	. Sundry expenses	39,6	52,3
1 719,3	**Total operating expenses**	**415,5**	**416,0**
207,8	**Operating income**	**33,5**	**29,9**
(45,6)	**Financial expense**	**(11,1)**	**(13,5)**
162,2	**Pre-tax income from continuing operations**	**22,4**	**16,4**
(37,1)	Non-recurring items, net	(1,5)	(3,0)
(53,7)	Corporate income taxes	(9,1)	(6,3)
71,4	**Net income of fully consolidated companies**	11,8	7,1
2,0	Group share in income of companies consolidated by equity method	0,5	0,5
4,9	Goodwill amortization	0,8	(0,1)
78,3	**Net income before minority interests**	13,1	7,5
(3,4)	Minority interests	1,2	0,3
74,9	**Net income - group share**	**14,3**	**7,8**
2,93	**Net earnings per share (in euros)**	**0,56**	**0,30**
25 535 170	**Average number of shares**	**25 498 609**	**25 668 609**

CONSOLIDATED CASH FLOW STATEMENT

(in millions of EUR)

December, 31th 2001		March, 31th 2002 (unaudited)
	CASH FLOWS FROM (FOR) OPERATING ACTIVITIES	
207,8	Operating income	33,5
70,5	Amortization - related to operations	5,6
1,0	Depreciation - related to operations	(1,5)
279,3	**Gross operating income**	**37,6**
(6,6)	Impact of timing differences	(57,0)
272,7	**Operating cash flow**	**(19,4)**
(45,6)	Net financial expense	(11,1)
(35,7)	Corporate income taxes	(1,1)
0,4	Dividends received from companies consolidated by the equity method	0,4
(26,0)	Other expenses paid, net	(1,1)
165,8	**TOTAL**	**(32,3)**
	CASH FLOWS FROM (USED FOR) INVESTING ACTIVITIES	
(72,9)	Additions to fixed assets	(14,5)
(9,6)	Additions to other assets	(1,8)
26,7	Disposals of assets	0,1
	Investment subsidies received	
(97,3)	(Acquisitions) Disposals of consolidated subsidiaries	
8,4	Cash net of the purchased or sold subsidiaries	
(9,1)	Impact of timing differences	0,8
(153,8)	**TOTAL**	**(15,4)**
	CASH FLOWS FROM (USED FOR) FINANCING ACTIVITIES	
(36,5)	Dividends paid to Béghin - Say shareholders	
(0,1)	Dividendes paid to minority shareholders of consolidated subsidiaries	
(5,2)	Self-control investment shares of Béghin-Say SA	
43,5	Increases (reductions) in borrowings	
	Impact of timing differences	74,9
1,7	**TOTAL**	**74,9**
2,8	**IMPACT OF EXCHANGE RATES VARIATIONS**	**1,1**
16,5	**NET CHANGE IN CASH AND CASH EQUIVALENTS**	**28,3**
23,5	**CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR**	**40,0**
40,0	**CASH AND CASH EQUIVALENTS AT END OF YEAR**	**68,3**

CHANGES IN SHAREHOLDER'S EQUITY - GROUP SHARE

(in millions of EUR)

December, 31th 2 0 01		March, 31th 2 0 0 2 (unaudited)
535,3	**Shareholder's equity - group share at the beginning of the period**	**585,4**
(5,2)	Self-control investment shares Béghin-Say SA	
(36,5)	Dividends paid	
74,9	Net income for the period	14,3
16,9	Exchange adjustments	1,9
585,4	**Shareholder's equity - group share at the end of the period**	**601,6**